SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2014

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.	Telecom Argentina S.A. Unaudited Condensed Consolidated Financial Statements as of March 31, 2014

TELECOM ARGENTINA S.A.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2014

TELECOM ARGENTINA S.A.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2014 AND 2013

TELECOM ARGENTINA S.A.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2014

(In millions of Argentine pesos or as expressly indicated)

1.	General considerations

As required by CNV regulations, the Company has prepared its consolidated financial statements as of March 31, 2014 under IFRS. Additional information is given in Note 1 to the consolidated financial statements.

2.	Telecom Group’s activities for the three-month periods ended March 31, 2014 (“1Q14”) and 2013 (“1Q13”)

Total revenues and other income for 1Q14 amounted to $7,476 (+23.1% vs. 1Q13), operating costs – including depreciations, amortizations and gain on disposal of PP&E – amounted to $6,099 (+23.0% vs. 1Q13), operating income before depreciation and amortization amounted to $2,112 – representing 28.3% of consolidated revenues – (+17.4% vs. 1Q13), operating income amounted to $1,377 (+23.5% vs. 1Q13) and net income amounted to $906 (+11.4% vs. 1Q13). Net income attributable to Telecom Argentina amounted to $889 in 1Q14 (+10.8% vs. 1Q13).

			Variation
	1Q14	1Q13	$	%
Revenues	7,466	6,064	1,402	23.1
Other income	10	9	1	11.1
Operating costs without depreciation and amortization	(5,364)	(4,274)	(1,090)	25.5

Operating income before depreciation and amortization	2,112	1,799	313	17.4
Depreciation and amortization	(739)	(691)	(48)	6.9
Gain on disposal of PP&E	4	7	(3)	(42.9)

Operating income	1,377	1,115	262	23.5
Financial results, net	(32)	135	(167)	n/a

Income before income tax expense	1,345	1,250	95	7.6
Income tax expense	(439)	(437)	(2)	0.5

Net income	906	813	93	11.4

Attributable to:
Telecom Argentina (Controlling Company)	889	802	87	10.8
Non-controlling interest	17	11	6	54.5

	906	813	93	11.4

Basic and diluted earnings per share attributable to Telecom Argentina (in pesos)	0.92	0.81

•	Total revenues and other income

During 1Q14 consolidated total revenues increased 23.1% (+$1,402 vs. 1Q13) amounting to $7,466 mainly fueled by the Broadband, data transmission and mobile businesses, while consolidated other income increased 11.1% (+$1 vs. 1Q13), mainly due to penalties imposed to suppliers in the Fixed Services segment.

			Variation
	1Q14	1Q13	$	%
Services
Voice – Retail	682	629	53	8.4
Voice – Wholesale	225	185	40	21.6
Internet	726	575	151	26.3
Data	319	213	106	49.8

Subtotal fixed services	1,952	1,602	350	21.8

Voice – Retail	1,345	1,211	134	11.1
Voice – Wholesale	488	448	40	8.9
Internet	644	412	232	56.3
Data	1,787	1,597	190	11.9

Subtotal Personal mobile services	4,264	3,668	596	16.2

Voice – Retail	127	87	40	46.0
Voice – Wholesale	26	22	4	18.2
Internet	105	62	43	69.4
Data	85	78	7	9.0

Subtotal Núcleo mobile services	343	249	94	37.8

Total services revenues	6,559	5,519	1,040	18.8

Equipment
Fixed services	13	14	(1)	(7.1)
Personal mobile services	879	518	361	69.7
Núcleo mobile services	15	13	2	15.4

Total equipment revenues	907	545	362	66.4

Total revenues	7,466	6,064	1,402	23.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2014

I

TELECOM ARGENTINA S.A.

Services revenues amounted to $6,559 (+18.8% vs. 1Q13) and represented 87.9% of consolidated revenues (vs. 91.0% in 1Q13). Equipment revenues increased 66.4%, amounting to $907 and represented 12.1% of consolidated revenues (vs. 9.0% in 1Q13).

Fixed services

During 1Q14, services revenues generated by this segment amounted to $1,952, +$350 or 21.8% vs. 1Q13, where Internet revenues have grown the most (+$151 or 26.3% vs. 1Q13), followed by data transmission services (+$106 or 49.8% vs. 1Q13) and voice retail services (+$53 or 8.4% vs. 1Q13).

•	Voice

Voice retail revenues amounted to $682 in 1Q14 (+8.4% vs. 1Q13). The results of this line of business are still affected by frozen tariffs of regulated services. Revenues from regulated services reached approximately 30% of the segment revenues in 1Q14 (vs. 34% in 1Q13).

Monthly Charges and Supplementary Services increased $26 or 9.7% vs. 1Q13, to $295, as a consequence of an increase in supplementary services (not regulated), mainly due to an increase of their prices and, to a lesser extent, to the increase in the subscriber base.

Revenues generated by measured services (Local Measured Service, Domestic Long Distance and International Long Distance services) amounted to $359 (+$30 or 9.1% vs. 1Q13) mainly due to the increase of domestic plans and long national distance plans. In relative terms, revenues from local measured service increased 7.7% vs. 1Q13 and DLD revenues increased 10.6% vs. 1Q13.

Voice wholesale revenues (including fixed and mobile interconnection revenues and lease of circuits, together with the revenues generated by the subsidiary Telecom USA -amounting to $22-) amounted to $224 in 1Q14 (+21.1% vs. 1Q13). Interconnection fixed and mobile revenues amounted to $149 (+17.3% vs. 1Q13 as a result of the general increase in prices and, to a lower extent, by a slight increase in traffic with mobile operators). The other wholesale revenues amounted to $75 in 1Q14 (+29.3% vs. 1Q13), mainly due to higher prices related to cell sites rentals due to the variation of the $/US$ exchange rate.

•	Internet

Internet revenues amounted to $726 (+$151 or 26.3% vs. 1Q13) mainly due to the expansion of the Broadband service (+5% of customers vs. 1Q13) and an increase in average prices resulting in an improvement in the Average Monthly Revenue per User (“ARPU”), that amounted to $138.0 pesos per month in 1Q14 vs. $114.9 pesos per month in 1Q13. As of March 31, 2014, Telecom Argentina reached approximately 1,714,000 ADSL customers. These connections represent approximately 42% of Telecom Argentina’s fixed lines in service (vs. 40% in 1Q13).

Internet revenues represent 9.7% of consolidated revenues (similar to 1Q13) and 37.2% of fixed services segment revenues (vs. 35.8% in 1Q13).

•	Data

Data transmission revenues amounted to $319 (+$106 vs. 1Q13), where the focus was to strengthen Company’s position as an integrated TICs provider (Datacenter, VPN, among others) for wholesale and government segments. The increase is primarily due to higher prices related to the variation of the $/US$ exchange rate, the growth of Integra services mainly in the Large Customer segment and an increase in VPN IP services (private data networks services that replaces the point to point services) in the Retail segment. Additionally the increase was also due to an increase in the IP traffic in the Wholesale segment and to an increase in the monthly charges and transmission Datacenter services (especially in Hosting and Housing monthly charges, and Value added services transmission).

Personal Mobile Services

During 1Q14, total services revenues amounted to $4,264 +$596 or 16.2% vs. 1Q13, being the principal business segment in revenues terms (57.1% and 60.5% of consolidated revenues in 1Q14 and 1Q13, respectively). Personal reached 19.9 million subscribers in Argentina (+4% vs. 1Q13) maintaining the leadership in revenues in the mobile industry. Approximately 68% of the subscriber base is prepaid subscribers and 32% is postpaid subscribers (including “Cuentas Claras” plans and Mobile Internet dongles).

•	Voice

Voice retail revenues amounted to $1,345 in 1Q14 (+11.1% vs. 1Q13). The increase was mainly due to the increase in the lines billed, mainly fueled by the increase in monthly charges prices and the increase in the subscriber base (specially prepaid and “Cuentas Claras” “ subscribers), partially offset by a slight decrease in postpaid customers. The Minutes of Use (“MOU”) reached 82.6 per month in 1Q14 compared to 93.7 per month achieved in 1Q13, representing a decrease of 11.8%.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2014

II

TELECOM ARGENTINA S.A.

Voice wholesale revenues amounted to $488 in 1Q14 (+8.9% vs. 1Q13). The increase was mainly due to higher TLRD traffic, to an increase in domestic roaming sales and to the increase of mobile leases, mainly due to new agreements and to the renegotiation of the existing ones.

•	Internet

Mobile Internet revenues amounted to $644 (+$232 or 56.3% vs. 1Q13). This increase is mainly explained by the increase in consumption of Personal’s subscribers, which was mainly fueled by the increase in the offer of services, plans and packs (including VAS) launched by Personal. This growth was fueled by new subscribers and the migration of existing ones to higher-value plans, partially offset by the revenues decrease generated by the decrease of Mobile Internet dongles subscribers.

•	Data

Mobile data services revenues amounted to $1,787 (+$190 or 11.9% vs. 1Q13). This increase was mainly due to the constant SMS sales increase as a result of several campaigns launched by Personal and specially the growth of the offers of SMS consumption, which represented an inter-annual increase of $165 vs. 1Q13. This increase was reflected both in prepaid and postpaid customers and is mainly due to average prices increases and, to a lesser extent, to the increase of the subscribers base.

As a consequence of the voice traffic increase and the VAS use (Internet and data), ARPU increased to $68.3 pesos per month in 1Q14 (vs. $62.1 pesos per month in 1Q13), which represents an increase of 10.0%.

VAS revenues (data and Internet) amounted to $2,431 (+21.0% vs. 1Q13) and represented 57.0% of Personal Mobile Services’ services revenues (vs. 54.8% in 1Q13).

Núcleo Mobile Services

This segment generated services revenues equivalent to $343 during 1Q14 (+$94 or 37.8% vs. 1Q13) mainly due to the increase in the subscriber base (+3.3%), the appreciation of the Guaraní respect to the argentine peso (+36% inter-annual) generating a positive effect in Núcleo’s revenues conversion and the increase of Mobile Internet revenues (+69.4% vs. 1Q13) related to the increase of subscribers traffic with mobile equipment prepared for that purpose. As of March 31, 2014, Núcleo’s subscriber base reached 2.4 million customers. Prepaid and postpaid subscribers (including “Plan Control” subscribers and mobile Internet subscribers) represented 80% and 20% in 1Q14, respectively. The MOU reached 54.0 per month in 1Q14 compared to 61.5 per month achieved in 1Q13, representing a decrease of 12.2%.

VAS revenues (data and Internet) amounted to $190 (+35.7% vs. 1Q13) and represented 55.4% of Núcleo Mobile Services segment services revenues (vs. 56.2% in 1Q13).

Equipment

Revenues from equipment amounted to $907, +$362 or 66.4% vs. 1Q13. This increase is mainly related to the Personal Mobile services segment with an increase of $361 vs. 1Q13. The increase was mainly due to an increase in handset’s average sale prices (+82.9% vs. 1Q13), partially offset by lower handsets sold (-6.2% vs. 1Q13). This situation was mainly generated by a subsidy reduction policy, the increase in average prices related to higher-value handsets demand, the business strategy to attract high-value subscribers, a decrease in discounts as a result of the finalization of commercial promotions and lower retail revenues. In the Núcleo Mobile Services segment the increase was mainly due to the effect of the appreciation of the Guaraní respect to the argentine peso, partially offset by a decrease in the units of handsets sold. The equipment sale result amounted to a gain of $132 in 1Q14 vs. a loss of $13 in 1Q13, net of SAC capitalization.

•	Operating costs

Consolidated operating costs –including depreciations, amortizations and gain on disposal of PP&E– totaled $6,099 in 1Q14, which represents an increase of $1,141 or +23.0% vs. 1Q13. The increase in costs is mainly a consequence of a higher revenues, higher expenses related to competition in mobile and Internet businesses, higher direct and indirect labor costs on the cost structure of the Telecom Group in Argentina, the increase in fees for services related to higher supplier prices, the increase in taxes, the increase in provisions related to regulatory matters, the increase of VAS costs and the effect of the appreciation of the Guaraní (+36% inter-annual) respect to the argentine peso, affecting the operations in Paraguay.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2014

III

TELECOM ARGENTINA S.A.

			Variation
	1Q14	1Q13	$	%
Employee benefit expenses and severance payments	(1,183)	(868)	(315)	36.3
Interconnection costs and other telecommunication charges	(515)	(484)	(31)	6.4
Fees for services, maintenance, materials and supplies	(755)	(556)	(199)	35.8
Taxes and fees with the Regulatory Authority	(755)	(602)	(153)	25.4
Commissions	(674)	(605)	(69)	11.4
Agent commissions capitalized as SAC	133	103	30	29.1
Cost of equipment and handsets	(806)	(661)	(145)	21.9
Cost of equipment and handsets capitalized as SAC	31	103	(72)	(69.9)
Advertising	(164)	(154)	(10)	6.5
Cost of VAS	(191)	(131)	(60)	45.8
Provisions	(37)	(40)	3	(7.5)
Bad debt expenses	(118)	(93)	(25)	26.9
Other operating expenses	(330)	(286)	(44)	15.4

Operating income before depreciation and amortization	(5,364)	(4,274)	(1,090)	25.5
Depreciation of PP&E	(538)	(467)	(71)	15.2
Amortization of SAC and service connection costs	(195)	(219)	24	(11.0)
Amortization of other intangible assets	(6)	(5)	(1)	20.0
Gain on disposal of PP&E	4	7	(3)	(42.9)

Total operating costs	(6,099)	(4,958)	(1,141)	23.0

The costs breakdown is as follows:

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments amounted to $1,183 (+$315 or 36.3% vs. 1Q13). The increase was mainly due to increases in salaries agreed by Telecom Argentina with several trade unions for the unionized employees and also to non-unionized employees, together with related social security charges and to increases in severance payments. With a total headcount of 16,523 by the end of 1Q14, slightly lower than 1Q13, lines in service per employee reached 373 in the Fixed Services segment (slightly higher than 1Q13), subscribers per employee reached 3,911 in the Personal Mobile Services segment (+7.4% vs. 1Q13) and subscribers per employee reached 5,761 (+7.6% vs. 1Q13) in the Núcleo Mobile Services segment.

Interconnection costs and other telecommunication charges

Interconnection costs and other telecommunication charges (including charges for TLRD, Roaming, Interconnection costs, cost of international outbound calls and lease of circuits) amounted to $515 (+$31 or 6.4% vs. 1Q13) mainly due to higher traffic volume in the domestic market.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies amounted to $755, +$199 or 35.8% vs. 1Q13. The increase was mainly due to higher maintenance costs of radio bases, systems and buildings in the mobile services segments, as a result of the variation in the $/US$ exchange rate, an increase in technical assistance cost of radio bases, higher system licenses maintenance costs and higher costs of building maintenance. There were also increases in other maintenance costs and fees for services, mainly due to higher costs recognized to suppliers in all segments.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority (including turnover tax, fees with the Regulatory Authority, IDC, municipal and other taxes) amounted to $755 (+25.4% vs. 1Q13), influenced mainly by the increase in revenues of fixed and mobile services, by the increase in equipment sales and by the increase of the IDC related to the dividends payment.

Commissions

Commissions (including Agent, distribution of prepaid cards and other commissions) amounted to $674 (+$69 or 11.4% vs. 1Q13), mainly due to the increase in commercial agents’ commissions (associated to higher revenues) as a result of higher customer’s acquisition and retention, higher cards sales and prepaid recharges and the increase in sales outsourcing commissions and in collections commissions.

On the other hand, agent commissions capitalized as SAC amounted to $133, +$30 or 29.1% vs.1Q13, and it’s directly related to the increase in the “Cuentas Claras” subscribers’ base in the Personal Mobile Services segment and the increase in the commissions prices.

Cost of equipment and handsets

Cost of equipments and handsets amounted to $806 (+$145 or 21.9% vs. 1Q13) mainly due to an increase in the average unit cost of sales (+31.2% vs. 1Q13), partially offset by a decrease in the units of handsets sold (-6.2% vs. 1Q13) in the Personal Mobile Services segment.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2014

IV

TELECOM ARGENTINA S.A.

On the other hand, SAC deferred costs from handsets sold amounted to $31, -$72 or -69.9% vs. 1Q13. The lower capitalized amount was mainly due to the significant reduction of subsidies provided to customers in the Personal Mobile Services segment.

Advertising

Advertising amounted to $164 (+$10 or 6.5% vs. 1Q13), mainly due to higher commercial campaigns of Personal as compared to 1Q13.

Cost of VAS

Cost of VAS amounted to $191 (+$60 vs. 1Q13), mainly due to the increase of VAS sales in the Personal Mobile Services segment (mainly the SMS service) as a consequence of several campaigns launched by Personal and specially to higher offers oriented to the consumption of SMS with contents.

Provisions

Provisions amounted to $37, -$3 or -7.5% vs. 1Q13. The decrease was mainly due to lower labor claims (-$13 vs. 1Q13) and lower civil and commercial claims (-$4 vs. 1Q13), partially offset by higher regulatory and municipal claims (+$14 vs. 1Q13).

Bad debt expenses

Bad debt expenses amounted to $118 (+$25 vs. 1Q13), representing approximately 1.6% and 1.5% of the consolidated revenues in 1Q14 and 1Q13, respectively. The increase is observed in the Personal Mobile Services segment as a consequence of higher aging of the accounts receivables.

Other operating costs

Other operating costs amounted to $330 (+$44 vs. 1Q13). The increase was mainly due to higher prices on related services, especially in transportation, freight and travel expenses, among others, in the operations in Argentina; and the increase of rent prices, as a result of new agreements and the renegotiation of some of the existing ones.

•	Operating income before depreciation and amortization

Operating income before depreciation and amortization amounted to $2.112 (+$313 or 17.4% vs. 1Q13), representing 28.3% of consolidated revenues in 1Q14 vs. 29.7% in 1Q13. This growth was mainly fueled by the Personal Mobile Services segment (+$241 or 19.7% vs. 1Q13).

Depreciation and amortization

Depreciation and amortization amounted to $739 (+$48 or +6.9% vs. 1Q13). The increase in PP&E depreciation amounted to $71 partially offset by a decrease in amortization of SAC and service connection costs of $24 due to lower levels of capitalization of subsidies from the sale of mobile handsets and the extension of the contractual terms for mobile customers from 18 to 24 months. The increase in depreciation and amortization corresponds 87.5% to the Fixed Services segment and 12.5% to the mobile services segments.

Gain on disposal of PP&E

The gain amounted to $4, (vs. $7 in 1Q13) and corresponds mainly to the sale of vehicles in the Fixed Services segment.

•	Operating income

Operating income amounted to $1,377 in 1Q14 (+$262 or +23.5% vs. 1Q13). The margin over consolidated revenues represented 18.4% in 1Q14 and 1Q13. Personal Mobile Services segment shows the higher increase (+$262 vs. 1Q13).

•	Financial results, net

Financial results, net resulted in a net loss of $32, representing a decrease of $167 vs. 1Q13. The decrease was mainly due to higher foreign currency exchange losses (+$293 vs. 1Q13) and higher interests on provisions (+$20 vs. 1Q13), partially offset by higher financial interest on time deposits and other investments (+$90 vs. 1Q13), higher gains on mutual funds (+$27 vs. 1Q13), higher gains on NDF (+$23 vs. 1Q13), and higher interests on receivables (+$11 vs. 1Q13).

•	Net income

Telecom Argentina reached a net income of $906 in 1Q14, +$93 or +11.4% when compared to 1Q13. Net income attributable to Telecom Argentina amounted to $889 in 1Q14, +$87 or +10.8% as compared to 1Q13.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2014

V

TELECOM ARGENTINA S.A.

•	Net financial assets

As of March 31, 2014, Net financial assets (Cash and Cash Equivalents plus financial investments minus Financial debt) amounted to $5,080, showing an increase of $1,060 as compared to March 31, 2013 (amounting to $4,020). This increase was mainly due to an increase in the generation of cash from operating activities of the Telecom Group, partially offset by cash dividends paid to its shareholders’ for a total amount of $1,000 (including tax withholding on cash dividends). The Fixed Services segment has a financial asset of $1,571 and the Personal Mobile Services segment has a financial asset of $3,745, while the Núcleo Mobile Services segment has a net financial debt of $236.

•	Capital expenditures (CAPEX)

CAPEX composition for 1Q14 and 1Q13 is as follows:

	In millions of $		% of participation		Variation
	1Q14	1Q13	1Q14	1Q13	$	%
Fixed Services	396	284	37%	38%	112	39
Personal Mobile Services	612	393	58%	53%	219	56
Núcleo Mobile Services	54	64	5%	9%	(10)	(16)

Total CAPEX	1,062	741	100%	100%	321	43

PP&E CAPEX amounted to $880 and intangible assets CAPEX amounted to $182 in 1Q14, while in 1Q13 amounted to $519 and $222, respectively.

In relative terms, CAPEX represented 14% of consolidated revenues in 1Q14 (12% in 1Q13), and were intended mainly for the External wiring and network access equipment, Transmission and Switching equipment, Computer equipment and SAC.

PP&E and intangible assets additions (CAPEX plus materials additions) for 1Q14 and 1Q13 are as follows:

	In millions of $		% of participation		Variation
	1Q14	1Q13	1Q14	1Q13	$	%
Fixed Services	511	313	43%	39%	198	63
Personal Mobile Services	618	396	52%	50%	222	56
Núcleo Mobile Services	58	84	5%	11%	(26)	(31)

Total additions	1,187	793	100%	100%	394	50

Main PP&E CAPEX projects are related to the expansion of fixed broadband services in order to improve transmission and speed offered to customers; deployment of 3G services to support the growth of mobile Internet together with the launch of innovative VAS services and the expansion of transmission and transport networks to meet the growing demand of services of our fixed and mobile customers.

•	Relevant matters

1.	Resolutions of the Ordinary and Extraordinary Annual Shareholders’ Meeting and Board of Directors of Personal

Personal’s shareholders, at their meeting held on April 23, 2014, approved, among other items, the Annual Report and financial statements as of December 31, 2013 and the allocation of $2,664 to the reserve for future cash dividends (equivalent to total of Retained Earnings as of December 31, 2013). The shareholders also approved the delegation of authority in Personal’s Board of Directors to determine the amount, time, terms and conditions to allocate the reserve for future cash dividends.

Personal’s Board of Directors, at their meeting held on April 23, 2014, approved a cash dividend distribution in the amount of $1,100 (equivalent to $3.54 peso per share), which will be paid in two installments, the first one of $600 on May 8, 2014, and the second one of $500 on June 10, 2014.

2.	Resolutions of the Ordinary and Extraordinary Annual Shareholders’ Meeting of the Company

The Company’s shareholders, at their meeting held on April 29, 2014, resolved, among other items: (a) the approval of Telecom Argentina’s Annual Report and financial statements as of December 31, 2013 and (b) to adjourn the session until May 21, 2014 to consider the allocation of Telecom Argentina’s Retained Earnings as of December 31, 2013. Telecom Argentina’s Board of Directors had proposed to allocate $9 to the constitution of Legal Reserve, $1,202 to cash dividends (in two equal installments, maturing in May 2014 and in September 2014) and $1,991 to “Voluntary Reserve for Capital Investments”.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2014

VI

TELECOM ARGENTINA S.A.

3.	Summary of comparative consolidated statements of financial position

	March 31,
	2014	2013	2012	2011
Current assets	9,408	7,486	5,826	4,119
Non-current assets	14,555	11,126	9,989	8,760

Total assets	23,963	18,612	15,815	12,879

Current liabilities	8,814	5,830	5,259	4,487
Non-current liabilities	2,038	1,781	1,681	1,194

Total liabilities	10,852	7,611	6,940	5,681

Equity attributable to Telecom Argentina (Controlling Company)	12,806	10,801	8,736	7,070
Equity attributable non-controlling interest	305	200	139	128

Total Equity	13,111	11,001	8,875	7,198

Total liabilities and equity	23,963	18,612	15,815	12,879

4.	Summary of comparative consolidated income statements

	1Q14	1Q13	1Q12	1Q11
Revenues and other income	7,476	6,073	5,130	4,149
Operating costs	(6,099)	(4,958)	(4,097)	(3,191)

Operating income	1,377	1,115	1,033	958
Financial results, net	(32)	135	61	19

Income before income tax expense	1,345	1,250	1,094	977
Income tax expense	(439)	(437)	(386)	(337)

Net income	906	813	708	640
Other comprehensive income, net of tax	206	63	25	47

Total comprehensive income	1,112	876	733	687

Attributable to Telecom Argentina (Controlling Company)	1,023	842	715	666
Attributable to non-controlling interest	89	34	18	21

5.	Statistical data (in physical units)

•	Fixed services

Voice and data services (in thousands, except for lines in service per inhabitants and employees)

	1Q14		1Q13		1Q12		1Q11		1Q10
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Equipment lines	3,528	(8)	3,808	2	3,800	3	3,801	(35)	3,844	(8)
NGN lines	1,176	12	1,092	47	955	(41)	880	27	755	12

Installed lines (a)	4,704	4	4,900	49	4,755	(38)	4,681	(8)	4,599	4
Lines in service (b)	4,108	(16)	4,109	(19)	4,138	(3)	4,110	3	4,058	(2)
Customers lines (c)	4,028	(16)	4,027	(18)	4,054	(3)	4,024	5	3,966	(1)
Public phones installed	33	(1)	36	(1)	39	(1)	43	(2)	49	(1)
Lines in service per 100 inhabitants (d)	20.3	(0.1)	20.4	(0.2)	20.7	(0.1)	20.7	(0.1)	20.6	(0.1)
Lines in service per employee (e)	373	(2)	371	1	370	(3)	377	(2)	366	—

a)	Reflects total number of lines available in Switches, considered independently of its technology (TDM or NGN).
b)	Includes customers lines, own lines, public telephones and DDE and ISDN channels.
c)	The number of customers is measured in relation to the physical occupation of network resources.
d)	Corresponding to the Northern Region of Argentina.
e)	Defined as lines in service / number of actual employees.

Internet (in thousands)

	1Q14		1Q13		1Q12		1Q11		1Q10
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Total ADSL subscribers	1,714	7	1,626	(3)	1,566	16	1,407	27	1,232	18

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2014

VII

TELECOM ARGENTINA S.A.

•	Mobile services

Personal (in thousands, except customers per employee in units)

	1Q14		1Q13		1Q12		1Q11		1Q10
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	2,365	(52)	2,415	29	2,226	48	1,886	81	1,613	22
“Cuentas Claras” plans	3,856	(23)	3,583	106	3,176	37	2,814	18	2,707	(2)
Prepaid subscribers	13,461	(79)	12,763	43	12,672	258	11,841	415	10,454	403
Dongles (*)	231	(21)	353	(39)	473	11	341	35	174	50

Total subscribers	19,913	(175)	19,114	139	18,547	354	16,882	549	14,948	473

Lines per employee	3,911	14	3,642	30	3,734	(40)	3,831	93	3,829	19

Núcleo (in thousands, except customers per employee in units)

	1Q14		1Q13		1Q12		1Q11		1Q10
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	28	(1)	29	(1)	30	1	26	1	24	—
“Plan control” subscribers	304	7	270	9	227	7	199	8	161	8
Prepaid subscribers	1,929	(7)	1,888	16	1,829	37	1,604	—	1,604	(1)
Dongles (*)	147	(6)	142	10	110	10	63	15	19	7

Subtotal mobile	2,408	(7)	2,329	34	2,196	55	1,892	24	1,808	14
Internet subscribers—Wimax	5	—	6	—	7	(1)	9	(1)	11	(1)

Total subscribers	2,413	(7)	2,335	34	2,203	54	1,901	23	1,819	13

Lines per employee (**)	5,761	65	5,354	126	5,119	174	4,581	69	4,336	85

(*)	Corresponds to mobile Internet subscribers with post-paid, “Cuentas Claras”, “Plan control” and prepaid contracts.
(**)	Internet Wimax subscribers are not included.

6.	Consolidated ratios

	1Q14	1Q13	1Q12	1Q11
Liquidity (1)	1.07	1.28	1.11	0.92
Solvency (2)	1.21	1.45	1.28	1.27
Locked-up capital (3)	0.61	0.60	0.63	0.68

(1)	Current assets/Current liabilities.
(2)	Total equity/Total liabilities.
(3)	Non-current assets/Total assets.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2014

VIII

TELECOM ARGENTINA S.A.

7.	Outlook

In this fiscal year the evolution prospects for fixed line services will continue in line with the trend of recent years, influenced by the maturity of the market and the replacement of the fixed-service for the mobile-service. Arnet Broadband business got well-positioned to continue to capture market opportunities.

During 2014 Personal will continue to work on the mass of the mobile Internet experience, assuming the responsibility over quality of services, the continuity of the technological upgrading of the national network and maintaining the expectations of a resolution on the spectrum needs for the mobile industry. To do this, it is expected the definition of new criteria to allow mobile operators who have not reached the maximum radio spectrum provided by the regulation the increase of their spectrum in order to make feasible the provision of mobile services with the quality provided by the investments made in infrastructure. The Regulatory Authority should also continue working with the operators in order to enable the municipalities to install the necessary sites to improve the network coverage of all operators.

Coverage expansion and speed access improvement to 3G and HSPA+ networks with the more complete portfolio of advanced mobile devices will continue to be the drivers to revenues through proposals of value. The opportunity to grow in capacity data will come from the network evolution to 4G, once the spectrum availability enables its development.

During 1Q14 some changes to the economic policy of the Government which, among other things, seek to improve public finances, competitiveness of the country, the BCRA reserves and lower inflation rates were introduced. These changes have depreciated the argentine peso against the U.S. dollar and new inflation rates calculated by the INDEC using a new methodology have been determined, impacting directly over the pricing policies, the cost and investment structures of the companies, the levels of employment and consumption of the population and of our customers in particular. The Telecom Group’s Management will continue to monitor these macroeconomic variables to achieve its strategic objectives of improving quality of service, strengthening its market position and increasing its operational efficiency to meet the growing demands of the dynamic telecommunication market without neglecting the return on investment for the shareholders. The investment plans of the Telecom Group are based on the Telecom Group’s commitment to its country and its people.

Enrique Garrido
Chairman of the Board of Directors

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2014

IX

TELECOM ARGENTINA S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos)

		March 31,	December 31,
	Note	2014	2013
ASSETS
Current Assets
Cash and cash equivalents	2	4,469	5,224
Investments	2	207	123
Trade receivables	2	2,981	2,986
Other receivables	2	692	646
Inventories	2	1,059	772

Total current assets		9,408	9,751

Non-Current Assets
Trade receivables	2	15	21
Deferred income tax assets	2	171	128
Other receivables	2	237	242
Investments	2	695	243
Property, plant and equipment (“PP&E”)	2	11,924	11,226
Intangible assets	2	1,513	1,519

Total non-current assets		14,555	13,379

TOTAL ASSETS		23,963	23,130

LIABILITIES
Current Liabilities
Trade payables	2	5,692	6,130
Deferred revenues	2	462	423
Financial debt	2	20	15
Salaries and social security payables	2	757	741
Income tax payables	2	1,044	801
Other taxes payables	2	580	667
Dividends payables	2	52	—
Other liabilities	2	46	49
Provisions	6	161	224

Total current liabilities		8,814	9,050

Non-Current Liabilities
Trade payables	2	—	1
Deferred revenues	2	455	453
Financial debt	2	270	220
Salaries and social security payables	2	122	118
Deferred income tax liabilities	2	7	126
Income tax payables	2	10	10
Other liabilities	2	76	68
Provisions	6	1,098	1,033

Total non-current liabilities		2,038	2,029

TOTAL LIABILITIES		10,852	11,079

EQUITY (see Unaudited Condensed Consolidated Statement of Changes in Equity)
Equity attributable to Telecom Argentina (Controlling Company)		12,806	11,783
Equity attributable to non-controlling interest		305	268

TOTAL EQUITY	7	13,111	12,051

TOTAL LIABILITIES AND EQUITY		23,963	23,130

The accompanying notes are an integral part of these consolidated financial statements.

Adrián Calaza	Enrique Garrido
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos, except per share data in Argentine pesos)

		Three-month periods ended March 31,
	Note	2014	2013
Revenues	2	7,466	6,064
Other income	2	10	9

Total revenues and other income		7,476	6,073

Employee benefit expenses and severance payments	2	(1,183)	(868)
Interconnection costs and other telecommunication charges	2	(515)	(484)
Fees for services, maintenance, materials and supplies	2	(755)	(556)
Taxes and fees with the Regulatory Authority	2	(755)	(602)
Commissions	2	(541)	(502)
Cost of equipments and handsets	2	(775)	(558)
Advertising	2	(164)	(154)
Cost of VAS	2	(191)	(131)
Provisions	6	(37)	(40)
Bad debt expenses	2	(118)	(93)
Other operating expenses	2	(330)	(286)
Depreciation and amortization	2	(739)	(691)
Gain on disposal of PP&E	2	4	7

Operating income		1,377	1,115
Finance income	2	799	205
Finance expenses	2	(831)	(70)

Income before income tax expense		1,345	1,250
Income tax expense	2	(439)	(437)

Net income for the period		906	813

Attributable to:
Telecom Argentina (Controlling Company)		889	802
Non-controlling interest		17	11

		906	813

Earnings per share attributable to Telecom Argentina – basic and diluted	1.d	0.92	0.81

The accompanying notes are an integral part of these consolidated financial statements.

Adrián Calaza	Enrique Garrido
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos)

	Three-month periods ended March 31,
	2014	2013
Net income for the period	906	813

Other components of the Statements of Comprehensive Income
Will be reclassified subsequently to profit or loss
Currency translation adjustments (non-taxable)	206	63

Other components of the comprehensive income, net of tax	206	63

Total comprehensive income for the period	1,112	876

Attributable to:
Telecom Argentina (Controlling Company)	1,023	842
Non-controlling interest	89	34

	1,112	876

The accompanying notes are an integral part of these consolidated financial statements.

Adrián Calaza	Enrique Garrido
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos)

	Equity attributable to Telecom Argentina (Controlling Company)
	Owners contribution
	Outstanding shares		Treasury shares
	Capital nominal value (1)	Inflation adjust- ment	Capital nominal value (1) (2)	Inflation adjust- ment (2)	Treasury shares acquisition cost (2)	Legal reserve	Special reserve for IFRS implemen- tation	Voluntary reserve for capital investments	Voluntary reserve for future investments (2)	Deferred results	Retained earnings	Total	Equity attributable to non- controlling interest	Total Equity
Balances as of January 1, 2013	984	2,688	—	—	—	572	—	—	2,553	107	3,055	9,959	199	10,158

Dividends from Núcleo(3)	—	—	—	—	—	—	—	—	—	—	—	—	(33)	(33)
Comprehensive income:
Net income for the period	—	—	—	—	—	—	—	—	—	—	802	802	11	813
Other comprehensive income	—	—	—	—	—	—	—	—	—	40	—	40	23	63

Total Comprehensive Income	—	—	—	—	—	—	—	—	—	40	802	842	34	876

Balances as of March 31, 2013	984	2,688	—	—	—	572	—	—	2,553	147	3,857	10,801	200	11,001

Balances as of January 1, 2014	969	2,646	15	42	(461)	725	351	1,200	2,904	190	3,202	11,783	268	12,051

Dividends from Núcleo (4)	—	—	—	—	—	—	—	—	—	—	—	—	(52)	(52)
Comprehensive income:
Net income for the period	—	—	—	—	—	—	—	—	—	—	889	889	17	906
Other comprehensive income	—	—	—	—	—	—	—	—	—	134	—	134	72	206

Total Comprehensive Income	—	—	—	—	—	—	—	—	—	134	889	1,023	89	1,112

Balances as of March 31, 2014	969	2,646	15	42	(461)	725	351	1,200	2,904	324	4,091	12,806	305	13,111

(1)	As of March 31, 2014 and 2013, total shares (984,380,978), of $1 argentine peso of nominal value each, were issued and fully paid. As of March 31, 2014, 15,221,373 were treasury shares.
(2)	Corresponds to 15,221,373 shares of $1 argentine peso of nominal value each, equivalent to 1.55% of total capital. The treasury shares acquisition costs amounted to 461. See Note 7 – Equity to the consolidated financial statements.
(3)	As approved by the Ordinary Shareholders’ Meeting of Núcleo held on March 22, 2013.
(4)	As approved by the Ordinary Shareholders’ Meeting of Núcleo held on March 28, 2014.

The accompanying notes are an integral part of these consolidated financial statements.

Adrián Calaza	Enrique Garrido
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos)

		Three-month periods ended March 31,
	Note	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period		906	813
Adjustments to reconcile net income to net cash flows provided by operating activities
Bad debt expenses and other allowances		152	111
Depreciation of PP&E	2	538	467
Amortization of intangible assets	2	201	224
Consumption of materials	2	46	30
Gain on disposal of PP&E	2	(4)	(7)
Provisions	6	68	51
Interest and other financial losses		(171)	(35)
Income tax expense	2	439	437
Income tax paid	3	(379)	(339)
Net increase in assets	3	(474)	(356)
Net decrease in liabilities	3	(70)	(108)

Total cash flows provided by operating activities		1,252	1,288

CASH FLOWS FROM INVESTING ACTIVITIES
PP&E acquisitions	3	(1,450)	(732)
Intangible assets acquisitions	3	(213)	(215)
Proceeds from the sale of PP&E		4	7
Investments not considered as cash and cash equivalents	3	(476)	426

Total cash flows used in investing activities		(2,135)	(514)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of financial debt	3	(3)	(7)
Payment of interest	3	(10)	(2)
Payment of cash dividends and the related withholding tax	3	(44)	—

Total cash flows used in financing activities		(57)	(9)

NET FOREIGN EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS		185	43

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(755)	808
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		5,224	3,160

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		4,469	3,968

See Note 3 for additional information on the consolidated statements of cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

Adrián Calaza	Enrique Garrido
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2014 AND 2013

(In millions of Argentine pesos, except as otherwise indicated)

TELECOM ARGENTINA S.A.

GLOSSARY OF TERMS

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in these unaudited consolidated financial statements.

ADS: Telecom Argentina’s American Depositary Share, listed on the New York Stock Exchange, each representing 5 Class B Shares.

BCBA (Bolsa de Comercio de Buenos Aires): The Buenos Aires Stock Exchange.

CNC (Comisión Nacional de Comunicaciones): The Argentine National Communications Commission.

CNDC (Comisión Nacional de Defensa de la Competencia): Argentine Antitrust Commission.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

Company or Telecom Argentina: Telecom Argentina S.A.

CPCECABA (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires): The Professional Council of Economic Sciences of the City of Buenos Aires.

“Cuentas Claras”: Under the “Cuentas Claras” plans, a subscriber pays a set monthly bill and, once the contract minutes per month have been used, the subscriber can obtain additional credit by recharging the phone card through the prepaid system.

D&A: Depreciation and amortization.

DLD: Domestic long-distance.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

IAS: International Accounting Standards.

IASB: International Accounting Standards board.

IDC: Tax on deposits to and withdrawals from bank accounts.

IFRS: International Financial Reporting Standards, as issued by the International Accounting Standards Board.

LSC (Ley de Sociedades Comerciales): Argentine Corporations Law.

Micro Sistemas: Micro Sistemas S.A.

NDF: Non-deliverable forward.

Nortel: Nortel Inversora S.A., the parent company of the Company.

Núcleo: Núcleo S.A.

NYSE: New York Stock Exchange.

OCI: Other Comprehensive Income.

Personal: Telecom Personal S.A.

PP&E: Property, plant and equipment.

Regulatory Bodies: Collectively, the SC and the CNC.

Roaming: a function that enables mobile subscribers to use the service on networks of operators other than the one with which they signed their initial contract. The roaming service is active when a mobile device is used in a foreign country (included in the GSM network).

RT: Technical resolutions issued by the FACPCE.

TELECOM ARGENTINA S.A.

RT26: Technical resolution No, 26 issued by the FACPCE, amended by RT29.

SAC: Subscriber Acquisition Costs.

SC (Secretaría de Comunicaciones): The Argentine Secretary of Communications.

SEC: Securities and Exchange Commission of the United States of America.

Sofora: Sofora Telecomunicaciones S.A. Nortel’s controlling company.

Springville: Springville S.A. Personal sold its equity interest in Springville on February 19, 2014.

SU: The availability of Basic telephone service, or access to the public telephone network via different alternatives, at an affordable price to all persons within a country or specified area.

Telecom Group: Telecom Argentina and its consolidated subsidiaries.

Telecom Italia Group: Telecom Italia S.p.A and its consolidated subsidiaries, except where referring to the Telecom Italia Group as Telecom Argentina’s operator in which case it means Telecom Italia S.p.A and Telecom Italia International, N.V.

Telecom USA: Telecom Argentina USA Inc.

TLRD (Terminación Llamada Red Destino): Termination charges from third parties’ wireless networks.

VAS (Value-Added Services): Services that provide additional functionality to the basic transmission services offered by a telecommunications network such as SMS, Video streaming, Personal Video, Personal Cloud, M2M (Communication Machine to Machine), Social networks, Personal Messenger, Contents and Entertainment (content and text subscriptions, games, music ringtones, wallpaper, screensavers, etc), MMS (Mobile Multimedia Services) and Voice Mail, among others.

TELECOM ARGENTINA S.A.

NOTE 1 – BASIS OF PREPARATION OF THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of preparation and significant accounting policies

These consolidated financial statements have been prepared in accordance with RT 26 (as amended by RT 29) of FACPCE as adopted by the CPCECABA, and as required by the CNV.

For the preparation of these consolidated financial statements, the Company has elected to make use of the option provided by IAS 34, so, these consolidated financial statements do not include all the information required in an annual financial statement, and must be read jointly with the 2013 annual consolidated financial statements which can be consulted at the Company’s website (www.telecom.com.ar/inversores).

Entities included in consolidation and the respective equity interest owned by Telecom Argentina as of March 31, 2014 is presented as follows:

Company	Percentage of capital stock owned and voting rights (a)	Indirect control through	Date of acquisition	Segment that consolidates (Note 4)
Personal	99.99%		07.06.94	Personal Mobile Services
Micro Sistemas (b)	99.99%		12.31.97	Fixed services
Telecom USA	100.00%		09.12.00	Fixed services
Núcleo (c)	67.50%	Personal	02.03.98	Núcleo Mobile Services

(a)	Percentage of equity interest owned has been rounded.
(b)	Dormant entity as of March 31, 2014 and December 31, 2013 and for the three-month periods ended March 31, 2014 and 2013, respectively.
(c)	Non-controlling interest of 32.50% is owned by the Paraguayan company ABC Telecomunicaciones S.A.

For the preparation of these consolidated financial statements, the Company followed the same accounting policies applied in the most recent annual financial statements. As from January 1, 2014 certain amendments to IAS 32 have come into effect, clarifying the meaning of “currently has a legally enforceable right to compensation” and how compensation requirements which offset gross amounts that do not operate simultaneously should be applied. The Telecom Group mainly offset financial assets and liabilities that relate to Interconnection transactions, TLRD and Roaming with other national and foreign operators. See Note 2.ad). The application of these new provisions has not had a significant impact on these consolidated financial statements.

The preparation of these consolidated financial statements in conformity with IFRS requires the Company’s Management to use certain critical accounting estimates. Actual results could differ from those estimates.

These consolidated financial statements (except for cash flow information) are prepared on an accrual basis of accounting. Under this basis, the effects of transactions and other events are recognized when they occur. Therefore income and expenses are recognized at fair value on an accrual basis regardless of when they are perceived or paid. When significant, the difference between the fair value and the nominal amount of income and expenses is recognized as finance income or expense using the effective interest method over the relevant period.

These consolidated financial statements have also been prepared on a going concern basis, as there is a reasonable expectation that Telecom Argentina and its subsidiaries will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months).

Publication of these consolidated financial statements for the period ended March 31, 2014 was approved by resolution of the Board of Directors’ meeting held on May 7, 2014.

b)	Financial statement formats

The financial statement formats adopted are consistent with IAS 1, In particular:

•	the consolidated statements of financial position have been prepared by classifying assets and liabilities according to “current and non-current” criterion. Current assets and liabilities are those that are expected to be realized/ paid settled within twelve months after the period-end;
•	the consolidated income statements have been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Telecom Group as evaluated by the Management, and are in line with the industrial sector of telecommunications;

TELECOM ARGENTINA S.A.

•	the consolidated statements of comprehensive income include the profit or (loss) for the period as shown in the consolidated income statement and all components of other comprehensive income;

•	the consolidated statements of changes in equity have been prepared showing separately (i) profit (loss) for the period, (ii) other comprehensive income (loss) for the period, and (iii) transactions with shareholders (controlling and non-controlling);

•	the consolidated statements of cash flows have been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7.

These consolidated financial statements contain all material disclosures required under IAS 34. Some additional disclosures required by the LSC and/or by the CNV have been also included, among them, complementary information required in the last paragraph of Article 1 Chapter III Title IV of the CNV General Resolution No. 622/13. Such information is disclosed in Notes 2 and 6 to these consolidated financial statements, as admitted by IFRS.

c)	Segment reporting

An operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, and whose financial information is available, held separately, and evaluated regularly by the Chief Executive Officer (“CEO”).

Operating segments are reported in a consistent manner with the internal reporting provided to the CEO, who is responsible for allocating resources and assessing performance of the operating segments at the net income (loss) level and under the accounting principles effective (IFRS) at each time for reporting to the Regulatory Bodies. The accounting policies applied for segment information are the same for all operating segments.

Information regarding segment reporting is included in Note 4.

d)	Net income per share

The Company computes net income per common share by dividing net income for the period attributable to Telecom Argentina (Controlling Company) by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common and dilutive potential common shares then outstanding during the period. Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts.

For the three-month period ended March 31, 2013 the weighted average number of shares outstanding totaled 984.380.978, consistent with subscribed shares. For the three-month period ended March 31, 2014 the weighted average number of shares outstanding decreased to 969.159.605 shares, as a consequence of the changes caused by the Treasury Shares Acquisition Process that began in May 2013. For further information, see Note 7 to the consolidated financial statements.

NOTE 2 – BREAKDOWN OF THE MAIN ACCOUNTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION CURRENT ASSETS	March 31, 2014	December 31, 2013
a) Cash and cash equivalents
Cash	15	12
Banks	350	336
Time deposits	3,545	3,949
Mutual funds	559	927

	4,469	5,224

b) Investments
Argentine companies notes	107	86
Provincial government bonds	52	35
Investments over 90 days maturity	31	—
Government bonds	17	2

	207	123

c) Trade receivables
Fixed services	1,000	950
Personal Mobile Services	2,126	2,170
Núcleo Mobile Services	132	105

Subtotal	3,258	3,225
Allowance for doubtful accounts	(277)	(239)

	2,981	2,986

TELECOM ARGENTINA S.A.

Movements in the allowance for current doubtful accounts are as follows:

	March 31, 2014	December 31, 2013
	(3 months)	(12 months)
At the beginning of the year	(239)	(202)
Additions – bad debt expenses	(118)	(283)
Uses	82	249
Currency translation adjustments	(2)	(3)

At the end of the period/year	(277)	(239)

	March 31, 2014	December 31, 2013
d) Other receivables
Prepaid expenses	337	276
Expenditure reimbursement	89	91
Prepaid expenses related parties (Note 5.c)	70	76
Tax credits	66	50
Restricted funds	24	26
Receivables for return of handsets under warranty	6	9
Receivables for suppliers indemnities	6	6
Guarantee deposits	5	5
NDF (Note 10.7)	3	42
Other	104	83

Subtotal	710	664
Allowance for doubtful accounts	(18)	(18)

	692	646

Movements in the allowance for current doubtful accounts are as follows:

	March 31, 2014	December 31, 2013
	(3 months)	(12 months)
At the beginning of the year	(18)	(15)
Additions	—	(3)

At the end of the period/year	(18)	(18)

	March 31, 2014	December 31, 2013
e) Inventories
Mobile handsets	1,145	849
Fixed telephones and equipment	9	8

Subtotal	1,154	857
Allowance for obsolescence of inventories	(95)	(85)

	1,059	772

Movements in the allowance for obsolescence of inventories are as follows:

	March 31, 2014	December 31, 2013
	(3 months)	(12 months)
At the beginning of the year	(85)	(8)
Additions – Fees for services, maintenance and materials	(32)	(109)
Uses	22	32

At the end of the period/year	(95)	(85)

Sale and cost of equipment and handsets by business segment is as follows:

	Three-month periods ended March 31,
	2014	2013
	Profit (loss)
Sales of equipment and handsets – Fixed Services	13	14
Cost of equipment and handsets – Fixed Services	(15)	(15)

Total equipment loss – Fixed Services	(2)	(1)

Sales of equipment and handsets – Personal Mobile Services	879	518
Cost of equipment and handsets – Personal Mobile Services	(763)	(624)
Deferred Costs SAC – Personal Mobile Services	23	95

Total equipment income (loss) – Personal Mobile Services	139	(11)

Sales of equipment and handsets – Núcleo Mobile Services	15	13
Cost of equipment and handsets – Núcleo Mobile Services	(28)	(22)
Deferred Costs SAC – Núcleo Mobile Services	8	8

Total equipment loss – Núcleo Mobile Services	(5)	(1)

Total equipment and handsets sale	907	545
Total cost of equipment and handsets (net of SAC capitalization)	(775)	(558)

Total income (loss) for sale of equipment and handsets	132	(13)

TELECOM ARGENTINA S.A.

	March 31,	December 31,
	2014	2013
NON CURRENT ASSETS
f) Trade receivables
Fixed services	14	19
Núcleo mobile services	1	2

	15	21

g) Deferred income tax assets
Net deferred income tax assets in Argentina (Telecom Argentina)
Allowance for doubtful accounts	48	43
Provisions	290	280
Termination benefits	57	58
Other deferred income tax assets, net	139	131
Deferred income tax liabilities in Argentina
PP&E and intangible assets	(379)	(396)

In Argentina	155	116

Net deferred income tax assets abroad (Núcleo, Telecom USA and Springville)
Tax loss carryforwards	—	1
Allowance for doubtful accounts	7	4
PP&E	15	12
Valuation allowance	—	(1)
Deferred income tax liabilities abroad
Dividends from foreign companies	(5)	(4)
PP&E	(1)	—

Abroad	16	12

	171	128

h) Other receivables
Prepaid expenses	108	100
Prepaid expenses related parties (Note 5 c)	75	88
Credit on SC Resolution No. 41/07 and IDC	85	85
Restricted funds	28	37
Tax credits	27	20
Other	17	14

Subtotal	340	344
Allowance for regulatory matters	(85)	(85)
Allowance for doubtful accounts (tax on personal property)	(18)	(17)

	237	242

Movements in the allowance for regulatory matters are as follows:

	March 31,	December 31,
	2014	2013
	(3 months)	(12 months)
At the beginning of the year	(85)	(85)
Additions	—	—

At the end of the period/year	(85)	(85)

Movements in the allowance for doubtful accounts (tax on personal property) are as follows:

	March 31,	December 31,
	2014	2013
	(3 months)	(12 months)
At the beginning of the year	(17)	(17)
Additions	(1)	—

At the end of the period/year	(18)	(17)

	March 31,	December 31,
	2014	2013
i) Investments
Government bonds	657	219
Provincial and municipal government bonds	37	13
Argentine companies notes	—	10
2003 Telecommunications Fund	1	1

	695	243

TELECOM ARGENTINA S.A.

	March 31,	December 31,
	2014	2013
j) PP&E
Land, buildings and installations	964	963
Computer equipment and software	1,439	1,476
Switching and transmission equipment (i)	2,662	2,558
Mobile network access and external wiring	3,218	3,091
Construction in progress	2,852	2,436
Other tangible assets	380	377

Subtotal PP&E	11,515	10,901
Materials	587	502

Subtotal PP&E and materials	12,102	11,403
Valuation allowance for materials	(23)	(21)
Impairment of PP&E	(155)	(156)

Total PP&E	11,924	11,226

(i)	Includes tower and pole, transmission equipment, switching equipment, power equipment, equipment lent to customers at no cost and handsets lent to customers at no cost.

Movements in PP&E (without allowance for materials and impairment of PP&E) are as follows:

	March 31,	December 31,
	2014	2013
	(3 months)	(12 months)
At the beginning of the year	11,403	9,049
CAPEX	880	3,964
Materials	125	363

Total PP&E additions	1,005	4,327
Currency translation adjustments	279	194
Consumption of materials	(46)	(147)
Decrease	(1)	(22)
Depreciation of the period/year	(538)	(1,998)

At the end of the period/year	12,102	11,403

Movements in the valuation allowance for materials are as follows:

	March 31,	December 31,
	2014	2013
	(3 months)	(12 months)
At the beginning of the year	(21)	(14)
Additions—fees for services, maintenance and materials	(2)	(7)

At the end of the period/year	(23)	(21)

Movements in the impairment of PP&E are as follows:

	March 31,	December 31,
	2014	2013
	(3 months)	(12 months)
At the beginning of the year	(156)	—
Additions (i)	—	(172)
Uses (ii)	1	16

At the end of the period/year	(155)	(156)

(i)	Included in Gain on disposal and impairment of PP&E.
(ii)	As of March 31, 2014, 1 was included in Gain on disposal of PP&E. As of December 31, 2013, 1 was included in Gain on disposal and impairment of PP&E and 15 in depreciation of PP&E.

	March 31,	December 31,
	2014	2013
k) Intangible assets
Licenses	589	589
SAC – mobile services	537	541
SAC – fixed services	64	64
Rights of use	210	212
Service connection or habilitation charges	96	96
Other intangible assets	17	17

	1,513	1,519

Movements in Intangible assets are as follows:

	March 31,	December 31,
	2014	2013
	(3 months)	(12 months)
At the beginning of the year	1,519	1,514
CAPEX	182	887
Currency translation adjustments	13	8
Amortization of the period/year	(201)	(890)

At the end of the period/year	1,513	1,519

TELECOM ARGENTINA S.A.

	March 31,	December 31,
	2014	2013
CURRENT LIABILITIES
l) Trade payables
For the acquisition of other assets and services	2,176	2,236
For the acquisition of PP&E	1,794	2,271
For the acquisition of Inventory	1,492	1,399
For NDF (Note 10.7)	20	—

Subtotal suppliers	5,482	5,906
Agent commissions	210	224

	5,692	6,130

m) Deferred revenues
Deferred revenue on prepaid calling cards	325	293
Deferred revenue on customer loyalty programs	57	51
Deferred revenue on international capacity rental	42	42
Deferred revenue on connection fees – Fixed services	34	34
Deferred revenue from CONATEL – Núcleo Mobile Services	4	3

	462	423

n) Financial debt (Núcleo)
Bank loans	18	10
Accrued interest	2	5

	20	15

o) Salaries and social security payables
Vacation and bonuses	494	483
Social security payables	169	191
Termination benefits	94	67

	757	741

p) Income tax payables
Income tax payables	2,607	1,987
Payments in advance of income taxes	(1,566)	(1,189)
Law No. 26,476 Tax Regularization Regime	3	3

	1,044	801

q) Other taxes payables
VAT, net	142	143
Tax withholdings	109	130
Tax on SU	92	91
Turnover tax	68	81
Internal taxes	63	73
Regulatory fees	55	56
Municipal taxes	25	24
Tax withholdings on Telecom Argentina’s dividends (Note 3)	—	44
Tax on personal property – on behalf of shareholders	16	13
Perception Decree No.583/10 ENARD	10	12

	580	667

r) Dividends payables
Related parties (Note 5.c)	52	—

	52	—

s) Other liabilities
Compensation for directors and members of the Supervisory Committee	25	20
Legal fees	12	12
Guarantees received	7	13
Other	2	4

	46	49

NON-CURRENT LIABILITIES
t) Trade payables
For the acquisition of PP&E	—	1

	—	1

u) Deferred revenues
Deferred revenue on international capacity rental	296	301
Deferred revenue on customer loyalty programs	81	75
Deferred revenue on connection fees – Fixed services	66	66
Deferred revenue from CONATEL– Núcleo Mobile Services	12	11

	455	453

v) Financial debt (Núcleo)
Bank loans	270	220

	270	220

TELECOM ARGENTINA S.A.

	March 31,	December 31,
	2014	2013
w) Salaries and social security payables
Termination benefits	112	111
Bonuses	10	7

	122	118

x) Deferred income tax liabilities (Telecom Personal)
Deferred income tax assets
Provisions	(142)	(153)
Inventory	(85)	(48)
Valuation difference from investments in Government bonds	(85)	(29)
Allowance for doubtful accounts	(65)	(55)
Other	(10)	(2)
Allowance for deferred income tax assets	—	27
Deferred income tax liabilities
PP&E and intangible assets	302	320
Dividends from foreign companies	92	66

Net deferred income tax liabilities	7	126

y) Income tax payables
Law No. 26,476 Tax Regularization Regime	10	10

	10	10

z) Other liabilities
Pension benefits	72	64
Suppliers guarantees on third parties claims	4	4

	76	68

aa) Aging of assets and liabilities as of March 31, 2014

Date due	Cash and cash equivalents		Investments		Trade receivables		Deferred income tax assets	Other receivables
Total due	—		—		(c) 1,056		—	2
Not due
Second quarter 2014	4,469		86		1,869		—	379
Third quarter 2014	—		—		27		—	95
Fourth quarter 2014	—		79		18		—	140
First quarter 2015	—		42		11		—	76
April 2015 thru March 2016	—		267		8		—	150
April 2016 thru March 2017	—		390		3		—	58
April 2017 and thereafter	—		37		4		—	29
Not date due established	—		1		—		171	—

Total not due	4,469		902		1,940		171	927

Total	4,469		902		2,996		171	929

Balances bearing interest	4,104		901		1,065		—	—
Balances not bearing interest	365		1		1,931		171	929

Total	4,469		902		2,996		171	929

Average annual interest rate (%)	(a	)	(b	)	(d	)	—	—

(a)	2,452 are assets in argentine pesos and bear between 12.79% and 28.55% (average 25.39%) and 1,652 are assets in foreign currency and bear 0.26%.
(b)	226 are assets in argentine pesos and bear between 1.95% and 30.48% (average 12.26%) and 675 are assets in foreign currency and bear 7%.
(c)	From due trade receivables 91 bear 50% over the Banco de la Nación Argentina 30-day interest rate paid by banks, 233 bear 50% over the Banco de la Nación Argentina notes payable discount rate and 2 bear 8.30%.
(d)	From not due trade receivables 19 bear 28%, 32 bear 8.3%, 633 bear 37.5%, and 25 bear 36%.

Date due	Trade payables		Deferred revenues	Financial debt	Salaries and social security payables	Income tax payables	Other taxes payables	Dividends payables	Deferred income tax liabilities	Other liabilities
Total due	(e) 209		—	—	—	—	—	—	—	—

Not due
Second quarter 2014	5,483		363	4	454	1,041	579	26	—	25
Third quarter 2014	—		34	4	94	1	—	—	—	1
Fourth quarter 2014	—		33	3	83	1	—	26	—	—
First quarter 2015	—		32	9	126	1	1	—	—	20
April 2015 thru March 2016	—		143	40	59	3	—	—	—	6
April 2016 thru March 2017	—		54	75	32	3	—	—	—	1
April 2017 and thereafter	—		258	155	31	4	—	—	—	69
Not date due established	—		—	—	—	—	—	—	7	—

Total not due	5,483		917	290	879	1,054	580	52	7	122

Total	5,692		917	290	879	1,054	580	52	7	122

Balances bearing interest	36		—	290	—	18	—	—	—	2
Balances not bearing interest	5,656		917	—	879	1,036	580	52	7	120

Total	5,692		917	290	879	1,054	580	52	7	122

Average annual interest rate (%)	(f	)	—	9.30%		9%	—		—	6%

(e)	As of the date of these consolidated financial statements, 69 was cancelled.
(f)	From not due trade payables, 34 bear 9% and 2 bear 6%.

TELECOM ARGENTINA S.A.

ab) Foreign currency assets and liabilities

The following table shows a breakdown of Telecom Argentina’s net assessed financial position exposure to currency risk as of March 31, 2014 and December 31, 2013.

03.31.14
Amount of foreign currency (i)		Exchange rate	Amount in local currency (ii)
Assets
US$	368	7.902	2,896
G	138,151	0.002	249
EURO	3	10.871	30

	Total assets		3,175

Liabilities
US$	(428)	8.002	(3,423)
G	(294,189)	0.002	(530)
EURO	(12)	11.028	(131)

	Total liabilities		(4,084)

	Net liabilities (iii)		(909)

(i)	US$ = United States dollar; G= Guaraníes.
(ii)	As foreign currency figures and their amount in argentine pesos are in millions, the calculation of the amount of the foreign currency by its exchange rate could not be exact.
(iii)	Comprised of net financial liabilities in US$ equivalent to 527, in EURO equivalent to 101 and in G equivalent to 281.

In order to partially reduce this net liability position in foreign currency, the Telecom Group, as of March 31, 2014, entered into several NDF contracts to purchase a total amount of US$86 million and holds investments adjustable to the variation of the US$/$ exchange rate (dollar linked) by $149 and mutual funds whose main underlying asset are financial assets dollar linked for a total amount of $324 as of March 31, 2014. These instruments cover completely the net liability position in foreign currency of the Telecom Group as of March 31, 2014.

12.31.13
Amount of foreign currency (i)		Exchange rate	Amount in local currency (ii)
Assets
US$	315	6.481	2,038
G	114,349	0.002	160
EURO	1	8.939	13

	Total assets		2,211

Liabilities
US$	(500)	6.521	(3,262)
G	(281,392)	0.002	(396)
EURO	(17)	9.011	(153)

	Total liabilities		(3,811)

	Net liabilities (iii)		(1,600)

(i)	US$ = United States dollar; G= Guaraníes.
(ii)	As foreign currency figures and their amount in argentine pesos are in millions, the calculation of the amount of the foreign currency by its exchange rate could not be exact.
(iii)	Comprised of net financial liabilities in US$ equivalent to 1,224, in EURO equivalent to 140 and in G equivalent to 236.

In order to partially reduce this net liability position in foreign currency, the Telecom Group, as of December 31, 2013, entered into several NDF contracts to purchase a total amount of US$138 million and holds investments adjustable to the variation of the US$/$ exchange rate (dollar linked) by $78 and mutual funds whose main underlying asset are financial assets dollar linked for a total amount of $300 as of December 31, 2013. The portion of the net liability position in foreign currency not covered by these instruments amounted to $328 as of December 31, 2013.

ac) Information on the fair value of investments in Government bonds and argentine companies notes valued at amortized cost

Below are shown the investments in Government bonds and argentine companies’ notes valued at amortized cost and their respective fair value as of March 31, 2014 and December 31, 2013:

	As of March 31, 2014		As of December 31, 2013
Investments	Book value	Fair value (*)	Book value	Fair value (*)
Government bonds	674	898	221	313
Provincial government bonds in pesos	36	35	35	35
Provincial and municipal government bonds (dollar linked)	53	44	13	15
Argentine companies notes in pesos	11	11	31	31
Argentine companies notes (dollar linked)	96	102	65	71

Total	870	1,090	365	465

(*)	According to IFRS selling costs are not deducted.

TELECOM ARGENTINA S.A.

ad) Offsetting of financial assets and financial liabilities

The information required by the amendment to IFRS 7 as of March 31, 2014 and December 31, 2013 is as follows:

	As of March 31, 2014
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)	Salaries and social security payables
Current and non-current assets (liabilities)—Gross value	4,357	357	(7,063)	(60)	(880)
Compensation	(1,361)	(21)	1,371	10	1
Current and non-current assets (liabilities) – Book value	2,996	336	(5,692)	(50)	(879)

	As of December 31, 2013
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)	Salaries and social security payables
Current and non-current assets (liabilities)—Gross value	4,697	281	(7,850)	(60)	(860)
Compensation	(1,690)	(37)	1,719	7	1
Current and non-current assets (liabilities) – Book value	3,007	244	(6,131)	(53)	(859)

(1)	Includes financial assets and financial liabilities according to IFRS 7.

CONSOLIDATED INCOME STATEMENTS

ae) Revenues and other income

	Three-month periods ended March 31,
	2014	2013
	Profit (loss)
Services
Voice – Retail	682	629
Voice – Wholesale	225	185
Internet	726	575
Data	319	213

Subtotal Fixed services	1,952	1,602

Voice – Retail	1,345	1,211
Voice – Wholesale	488	448
Internet	644	412
Data	1,787	1,597

Subtotal Personal Mobile services	4,264	3,668

Voice – Retail	127	87
Voice – Wholesale	26	22
Internet	105	62
Data	85	78

Subtotal Núcleo Mobile services	343	249

Total service revenues (a)	6,559	5,519

Equipment
Fixed services – excluding networks construction contracts	9	14
Fixed services – networks construction contracts	4	—
Personal Mobile services	879	518
Núcleo Mobile services	15	13

Total equipment revenues (b)	907	545

Total revenues (a) + (b)	7,466	6,064

Other income
Fixed services	9	8
Personal Mobile services	1	1

Total other income (c)	10	9

Total revenues and other income (a)+(b)+(c)	7,476	6,073

Telecom Group’s service revenues by type of service (regardless of the segment originates) are as follows:

	Three-month periods ended March 31,
	2014	%	2013	%
Voice Retail	2,154	33	1,927	35
Voice Wholesale	739	11	655	12

Total Voice	2,893	44	2,582	47

Internet	1,475	23	1,049	19
Data	2,191	33	1,888	34

Total service revenues	6,559	100	5,519	100

TELECOM ARGENTINA S.A.

af) Operating costs

Operating expenses disclosed by nature of expense amounted to $6,099 and $4,958 for the three-month periods ended March 31, 2014 and 2013, respectively.

The main components of the operating expenses are the following:

	Three-month periods ended March 31,
	2014	2013
	Profit (loss)
Employee benefit expenses and severance payments
Salaries	(829)	(642)
Social security expenses	(260)	(195)
Severance indemnities and termination benefits	(76)	(11)
Other employee benefits	(18)	(20)

	(1,183)	(868)

Interconnection costs and other telecommunication charges
Fixed telephony interconnection costs	(65)	(55)
Cost of international outbound calls	(54)	(37)
Lease of circuits and use of public network	(66)	(42)
Mobile services—charges for roaming	(133)	(135)
Mobile services—charges for TLRD	(197)	(215)

	(515)	(484)

Fees for services, maintenance, materials and supplies
Maintenance of hardware and software	(103)	(80)
Technical maintenance	(170)	(112)
Service connection fees for fixed lines and Internet lines	(48)	(37)
Service connection fees capitalized as SAC	1	2
Service connection fees capitalized as Intangible assets	7	6
Other maintenance costs	(67)	(71)
Obsolescence of inventories –Personal Mobile Services	(32)	(18)
Call center fees	(219)	(157)
Other fees for services	(117)	(86)
Directors and Supervisory Committee’s fees	(7)	(3)

	(755)	(556)

Taxes and fees with the Regulatory Authority
Turnover tax	(407)	(324)
Taxes with the Regulatory Authority	(170)	(145)
Tax on deposits to and withdrawals from bank accounts	(80)	(61)
Municipal taxes	(53)	(40)
Other taxes	(45)	(32)

	(755)	(602)

Commissions
Agent commissions	(377)	(358)
Agent commissions capitalized as SAC	133	103
Distribution of prepaid cards commissions	(142)	(139)
Collection commissions	(131)	(92)
Other commissions	(24)	(16)

	(541)	(502)

Cost of equipments and handsets (i)
Inventory balance at the beginning of the year	(857)	(641)
Plus:
Purchases	(1,135)	(588)
Deferred costs from SAC	31	103
Decreases from allowance for obsolescence	22	1
Mobile handsets lent to customers at no cost—Núcleo	7	2
Decreases not charged to material cost	3	1
Less:
Inventory balance at period end	1,154	564

	(775)	(558)

(i)	Include 4 related to equipment constructions costs as of March 31, 2014. No costs were recorded for this concept as of March 31, 2013.

TELECOM ARGENTINA S.A.

	Three-month periods ended March 31,
	2014	2013
	Profit (loss)
Advertising
Media advertising	(81)	(85)
Fairs and exhibitions	(48)	(36)
Other advertising costs	(35)	(33)

	(164)	(154)

Cost of VAS
Cost of mobile value added services	(187)	(129)
Cost of fixed value added services	(4)	(2)

	(191)	(131)

Other operating costs
Transportation, freight and travel expenses	(124)	(93)
Delivery costs capitalized as SAC	10	7
Rent of buildings and cell sites	(91)	(65)
Energy, water and others	(93)	(104)
International and satellite connectivity	(32)	(31)

	(330)	(286)

D&A
Depreciation of PP&E	(538)	(467)
Amortization of SAC and service connection charges	(195)	(219)
Amortization of other intangible assets	(6)	(5)

	(739)	(691)

Gain on disposal of PP&E	4	7

The operating expenses disclosed by function are as follows:

Operating costs	(3,744)	(2,989)
Administration costs	(297)	(201)
Commercialization costs	(2,025)	(1,735)
Other expenses – provisions (Note 6.b)	(37)	(40)
Gain on disposal of PP&E	4	7

	(6,099)	(4,958)

ag) Financial results
Finance income
Interest on time deposits	157	105
Gains on investments (Argentine companies notes and governments bonds)	43	5
Interest on receivables	36	25
Gains on Mutual Funds	36	9
Foreign currency exchange gains	482	60
Gains on NDF (Note 10.7)	45	—
Other	—	1

Total finance income	799	205

Finance expenses
Interest on loans—Núcleo	(6)	(4)
Interest on salaries and social security payable, other taxes payables and accounts payable	(9)	(4)
Interest on provisions	(31)	(11)
Losses on discounting of salaries and social security payable, other taxes payables and other liabilities	(1)	(3)
Foreign currency exchange losses (*)	(762)	(47)
Losses on NDF (Note 10.7)	(22)	—
Other	—	(1)

Total finance expenses	(831)	(70)

	(32)	135

(*)	Include 159 of foreign currency exchange losses generated by the acquisition of US$ 60 million of Government bonds in the three-month period ended March 31, 2014.

TELECOM ARGENTINA S.A.

ah) Income taxes

Income tax expense for the three-month periods ended March 31, 2014 and 2013 consists of the following:

	Profit (loss)
	The Company	Telecom USA	Personal	Núcleo	Total
Current tax expense	(151)	(1)	(456)	(8)	(616)
Deferred tax benefit	39	—	136	2	177

Income tax expense as of March 31, 2014	(112)	(1)	(320)	(6)	(439)

Current tax expense	(110)	—	(365)	(7)	(482)
Deferred tax benefit	5	—	39	1	45

Income tax expense as of March 31, 2013	(105)	—	(326)	(6)	(437)

Income tax expense for the periods differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	In Argentina	Abroad	Total
	Profit (loss)
Pre-tax income on a separate return basis	1,994	62	2,056
Non taxable items – Income from investments	(711)	—	(711)
Non taxable items – Other	6	(18)	(12)

Subtotal	1,289	44	1,333
Weighted statutory income tax rate	35%	(* )

Income tax expense at weighted statutory tax rate	(451)	(7)	(458)
Income tax on dividends from foreign companies	(8)	—	(8)
Other changes in tax assets and liabilities	27	—	27

Income tax expense as of March 31, 2014	(432)	(7)	(439)

Pre-tax income on a separate return basis	1,833	40	1,873
Non taxable items – Income from investments	(624)	—	(624)
Non taxable items – Other	1	3	4

Subtotal	1,210	43	1,253
Weighted statutory income tax rate	35%	(* )

Income tax expense at weighted statutory tax rate	(423)	(6)	(429)
Income tax on dividends from foreign companies	(6)	—	(6)
Other changes in tax assets and liabilities	(2)	—	(2)

Income tax expense as of March 31, 2013	(431)	(6)	(437)

(*)	Effective income tax rate based on weighted statutory income tax rate in the different countries where the Company has operations. The statutory tax rate in Argentina was 35% for all the periods presented, in Paraguay was 10% plus an additional rate of 5% in case of payment of dividends for all the periods presented, in Uruguay the statutory tax rate was 25% for 2013 and in the USA the effective tax rate was 39.5%, for all the periods presented, respectively.

NOTE 3 – SUPPLEMENTARY CASH FLOW INFORMATION

•	Changes in assets/liabilities components:

	Three-month periods ended
	March 31,
	2014	2013
Net (increase) decrease in assets
Trade receivables	(75)	(116)
Other receivables	(47)	(74)
Other receivables related parties (Note 5.c)	19	(244)
Inventories	(311)	78
Investments not considered cash and cash equivalents	(60)	—

	(474)	(356)

Net (decrease) increase in liabilities
Trade payables	(29)	(46)
Deferred revenues	27	31
Salaries and social security payables	(29)	(50)
Other taxes payables	(24)	(37)
Other liabilities	5	3
Provisions	(20)	(9)

	(70)	(108)

TELECOM ARGENTINA S.A.

Income tax paid consists of the following:

	Three-month periods ended
	March 31,
	2014	2013
Tax returns and payments in advance	(337)	(310)
Other payments	(42)	(29)

	(379)	(339)

•	Main non-cash operating transactions:

SAC acquisitions offset with trade receivables	64	7

•	Most significant investing activities:

PP&E acquisitions include:
PP&E additions (Note 2.j)	(1,005)	(571)
Plus:
Payments of trade payables originated in prior periods acquisitions	(1,185)	(581)
Less:
Acquisition of PP&E through incurrence of trade payables	733	418
Mobile handsets lent to customers at no cost (i)	7	2

	(1,450)	(732)

(i)	Under certain circumstances, Personal and Núcleo lend handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the companies and customers are generally obligated to return them at the end of the respective agreements.

Intangible assets acquisitions include:
Intangible assets additions (Note 2.k)	(182)	(222)
Plus:
Payments of trade payables originated in prior periods acquisitions	(99)	(66)
SAC acquisitions offset with trade receivables	(64)	(7)
Less:
Acquisition of intangible assets through incurrence of trade payables	132	80

	(213)	(215)

The following table presents the cash flows from purchases and sales of securities which were not considered cash equivalents in the statement of cash flows:

Investments over 90 days maturity	(31)	523
Argentine Companies notes and bonds	(445)	(92)
Loan to Nortel	—	(5)

	(476)	426

•	Financing activities components:

The following table presents the financing activities components of the consolidated statements of cash flows:

Payment of bank loans – Núcleo	(3)	(7)

Total payment of financial debt	(3)	(7)

Payment of interest on bank loans – Núcleo	(10)	(2)

Total payment of interest	(10)	(2)

•	Dividend payment and payment to the tax authorities of the withholding tax on cash dividends

During 1Q14 the Company paid $44 related to the withholding tax on dividends paid to its shareholders by the end of 2013 in order to comply with its tax obligations. The amounts paid corresponded to: (i) the withholding tax on dividends paid to its shareholders during December 2013 in the amount of $17 and (ii) dividends paid to its shareholders in the amount of $27.

TELECOM ARGENTINA S.A.

NOTE 4 – SEGMENT INFORMATION

Until fiscal year ended December 31, 2013, the Telecom Group carried out its activities through six companies, each identified as an operating segment. On February 19, 2014 Personal sold its equity interest in Springville; which results, assets and liabilities were included in the “Personal Mobile Services” segment and which figures were immaterial, as disclosed in Note 10.8 to the consolidated financial statements. Therefore, as from March 31, 2014, the Telecom Group carries out its activities through the five remaining companies which were consolidated by the end of fiscal year 2013 (Note 1.a).

The Telecom Group has combined the operating segments into three reportable segments: “Fixed services”, “Personal Mobile Services” and “Núcleo Mobile Services” based on the nature of products provided by the entities and taking into account the regulatory and economic framework in which each entity operates.

Segment financial information for the three-month periods ended March 31, 2014 and 2013 was as follows:

For the three-month period ended March 31, 2014

•	Income statement information

	Fixed	Mobile services			Elimi-
	services	Personal	Núcleo	Subtotal	nations	Total
Total revenues and other income (1)	2,336	5,171	361	5,532	(392)	7,476
Employee benefit expenses and severance payments	(854)	(302)	(27)	(329)	—	(1,183)
Interconnection costs and other telecommunication charges	(162)	(597)	(46)	(643)	290	(515)
Fees for services, maintenance, materials and supplies	(322)	(459)	(31)	(490)	57	(755)
Taxes and fees with the Regulatory Authority	(165)	(579)	(11)	(590)	—	(755)
Commissions	(48)	(473)	(34)	(507)	14	(541)
Cost of equipments and handsets	(15)	(740)	(20)	(760)	—	(775)
Advertising	(37)	(111)	(16)	(127)	—	(164)
Cost of VAS	(4)	(174)	(13)	(187)	—	(191)
Provisions	(28)	(9)	—	(9)	—	(37)
Bad debt expenses	(26)	(89)	(3)	(92)	—	(118)
Other operating expenses	(168)	(174)	(19)	(193)	31	(330)

Operating income before D&A	507	1,464	141	1,605	—	2,112
Depreciation of PP&E	(249)	(222)	(67)	(289)	—	(538)
Amortization of intangible assets	(33)	(155)	(13)	(168)	—	(201)
Gain on disposal of PP&E	3	1	—	1	—	4

Operating income	228	1,088	61	1,149	—	1,377
Financial results, net	93	(123)	(2)	(125)	—	(32)

Income before income tax expense	321	965	59	1,024	—	1,345
Income tax expense, net	(113)	(320)	(6)	(326)	—	(439)

Net income	208	645	53	698	—	906

Net income attributable to Telecom Argentina (Controlling Company)						889
Net income attributable to non-controlling interest						17

						906

(1)
Service revenues	1,952	4,264	343	4,607	—	6,559
Equipment revenues	13	879	15	894	—	907
Other income	9	1	—	1	—	10

Subtotal third party revenues	1,974	5,144	358	5,502	—	7,476
Intersegment revenues	362	27	3	30	(392)	—

Total revenues and other income	2,336	5,171	361	5,532	(392)	7,476

• Statement of financial position information

PP&E	6,749	3,852	1,323	5,175	—	11,924
Intangible assets, net	371	1,086	57	1,143	(1)	1,513
Capital expenditures on PP&E (a)	368	469	43	512	—	880
Capital expenditures on intangible assets (b)	28	143	11	154	—	182
Total capital expenditures (a)+(b)	396	612	54	666	—	1,062
Total additions on PP&E and intangible assets	511	618	58	676	—	1,187
Net financial asset (debt)	1,571	3,745	(236)	3,509	—	5,080

•	Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Telecom Group’s customers	Breakdown by location of operations
Argentina	7,096	7,019	13,136
Abroad	380	457	1,419

Total	7,476	7,476	14,555

TELECOM ARGENTINA S.A.

For the three-month period ended March 31, 2013

•	Income statement information

	Fixed	Mobile services			Elimi-
	services	Personal	Núcleo	Subtotal	nations	Total
Total revenues and other income (1)	1,907	4,215	265	4,480	(314)	6,073
Employee benefit expenses and severance payments	(618)	(229)	(21)	(250)	—	(868)
Interconnection costs and other telecommunication charges	(129)	(551)	(45)	(596)	241	(484)
Fees for services, maintenance, materials and supplies	(245)	(327)	(24)	(351)	40	(556)
Taxes and fees with the Regulatory Authority	(132)	(461)	(9)	(470)	—	(602)
Commissions	(44)	(445)	(26)	(471)	13	(502)
Cost of equipments and handsets	(15)	(529)	(14)	(543)	—	(558)
Advertising	(38)	(101)	(15)	(116)	—	(154)
Cost of VAS	(2)	(120)	(9)	(129)	—	(131)
Provisions	(13)	(27)	—	(27)	—	(40)
Bad debt expenses	(22)	(69)	(2)	(71)	—	(93)
Other operating expenses	(162)	(133)	(11)	(144)	20	(286)

Operating income before D&A	487	1,223	89	1,312	—	1,799
Depreciation of PP&E	(216)	(206)	(45)	(251)	—	(467)
Amortization of intangible assets	(24)	(191)	(9)	(200)	—	(224)
Gain on disposal of PP&E	5	—	2	2	—	7

Operating income	252	826	37	863	—	1,115
Financial results, net	49	83	3	86	—	135

Income before income tax expense	301	909	40	949	—	1,250
Income tax expense, net	(105)	(326)	(6)	(332)	—	(437)

Net income	196	583	34	617	—	813

Net income attributable to Telecom Argentina (Controlling Company)						802
Net income attributable to non-controlling interest						11

						813

(1)
Service revenues	1,602	3,668	249	3,917	—	5,519
Equipment revenues	14	518	13	531	—	545
Other income	8	1	—	1	—	9

Subtotal third party revenues	1,624	4,187	262	4,449	—	6,073
Intersegment revenues	283	28	3	31	(314)	—

Total revenues and other income	1,907	4,215	265	4,480	(314)	6,073

• Statement of financial position information

PP&E	5,444	2,851	898	3,749	—	9,193
Intangible assets, net	369	1,114	33	1,147	(1)	1,515
Capital expenditures on PP&E (a)	263	203	53	256	—	519
Capital expenditures on intangible assets (b)	21	190	11	201	—	222
Total capital expenditures (a)+(b)	284	393	64	457	—	741
Total additions on PP&E and intangible assets	313	396	84	480	—	793
Net financial asset (debt)	999	3,118	(97)	3,021	—	4,020

•	Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Telecom Group’s customers	Breakdown by location of operations
Argentina	5,796	5,749	10,176
Abroad	277	324	950

Total	6,073	6,073	11,126

TELECOM ARGENTINA S.A.

NOTE 5 – RELATED PARTY BALANCES AND TRANSACTIONS

(a) Controlling group

Nortel, residing in A. Moreau de Justo 50—11th floor –Ciudad Autónoma de Buenos Aires, holds 54.74% stake in the Company, meaning that exercises control of the Company in the terms of Art. 33 of Law No. 19,550. As of March 31, 2014, Nortel owns all of the Class “A” Preferred shares (51% of total shares of the Company) and 7.64% of the Class “B” Preferred shares (3.74% of total shares of the Company).

As a result of the Company’s Treasury Shares Acquisition Process as of March 31, 2014, Nortel’s equity interest in Telecom Argentina amounts to 55.60% of the outstanding shares. Pursuant to Section 221 of the LSC, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings.

All of the common shares of Nortel belong to Sofora. As of March 31, 2014 these shares represent 78.38% of the capital stock of Nortel.

Sofora’s shares belong to Telecom Italia S.p.A, (32.5%), to Telecom Italia International N.V. (35.5%), (Telecom Italia S.p.A. y Telecom Italia International N.V., jointly, the “Telecom Italia Group”) and to W de Argentina—Inversiones S.L. (32%).

During 2011, Telecom Italia International N.V. acquired 8% of all Nortel Preferred Class “B” Shares and Telecom Argentina Class “B” shares, representing 1.58 % of Telecom Argentina’s capital stock, through Tierra Argentea S.A. (Tierra Argentea), its controlled company incorporated in Argentina.

On November 14, 2013, the Telecom Italia Group and Tierra Argentea announced the acceptance of an offer by the Fintech Group to acquire the controlling stake held by the Telecom Italia Group in Telecom Argentina owned through its subsidiaries Sofora, Nortel and Tierra Argentea.

On December 10, 2013, Tierra Argentea transferred to the Fintech Group Telecom Argentina’s Class B shares representing 1.58% of its capital stock and Nortel’s ADRs representing 8% of the total Nortel’s Preferred Class “B” Shares.

The closing of the sale of the shares held by the Telecom Italia Group in Sofora is conditional upon obtaining certain required regulatory approvals.

The economic rights of Telecom Italia Group in Telecom Argentina amounted to 19.30% as of March 31, 2014.

More information is available in “Relevant Facts” section of the CNV at www.cnv.gob.ar, and in “Company filings search” section (Telecom Italia S.p.A) of the SEC in www.sec.gov.

(b) Related parties

For the purposes of these financial statements, related parties are those individuals or legal entities which are related (in terms of IAS 24) to the Telecom Italia Group or W de Argentina—Inversiones SL, except Nortel and companies under sect. 33 of Law No. 19,550 (subsidiaries or affiliates).

Under IAS 24, Telefónica, S.A. (of Spain) and its controlled companies, including Telefónica de Argentina S.A. and Telefónica Móviles de Argentina S.A. are not considered related parties. As of the date of these consolidated financial statements, such situation has been confirmed by the commitments assumed before the CNDC to ensure the separation and independence between the Telecom Italia Group and the Telecom Group, on one hand, and Telefónica S.A. (of Spain) and its controlled companies, on the other, with respect to their activities in the Argentine telecommunications market, such as it has been corroborated by the applicable authorities.

The Telecom Group has transactions in the normal course of business with certain related parties. For the periods presented, the Telecom Group has not conducted any transactions with executive officers and/or persons related to them.

(c) Balances with related parties

	Type of related party	March 31,	December 31,
		2014	2013
CURRENT ASSETS
Trade receivables
Telecom Italia Sparkle S.p.A. (a)	Other related party	1	1
Latin American Nautilus Argentina S.A. (a)	Other related party	2	1
Telecom Italia S.p.A. (a)	Indirect parent company	3	—

		6	2

Other receivables
Latin American Nautilus Ltd. (a) (c)	Other related party	70	76
Caja de Seguros S.A. (a) (b)	Other related party	36	27

		106	103

TELECOM ARGENTINA S.A.

	Type of related party	March 31,	December 31,
		2014	2013
NON-CURRENT ASSETS
Other receivables net
Latin American Nautilus Ltd. (a) (c)	Other related party	75	88

		75	88

CURRENT LIABILITIES
Trade payables
Italtel Group (a)	Other related party	119	176
Latin American Nautilus Ltd. (a)	Other related party	3	3
Telecom Italia S.p.A. (a)	Indirect parent company	5	12
Telecom Italia Sparkle S.p.A. (a)	Other related party	9	9
Latin American Nautilus USA Inc. (a)	Other related party	2	2
TIM Participações S.A. (a)	Other related party	9	1
Caja de Seguros S.A. (a) (b)	Other related party	38	38
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a) (b)	Other related party	6	6

		191	247

Dividends payables
ABC Telecomunicaciones S.A. (Note 10.9)	Other related party	52	—

		52	—

(d) Transactions with related parties

	Transaction description	Type of related party	Three-month periods ended March 31,
			2014	2013
			Profit (loss)
Services rendered
Telecom Italia Sparkle S.p.A. (a)	Voice – Wholesale	Other related party	7	5
Latin American Nautilus Argentina S.A. (a)	Voice – Wholesale	Other related party	2	—
TIM Participações S.A. (a)	Voice – Wholesale	Other related party	2	3
Telecom Italia S.p.A. (a)	Voice – Wholesale	Indirect parent company	1	1
Caja de Seguros S.A. (a) (b)	Voice – Retail	Other related party	31	41
Caja de Seguros S.A. (a) (b)	Equipment	Other related party	64	19

Total services rendered			107	69

Services received
Latin American Nautilus Ltd. (a)	International outbound calls and data	Other related party	(27)	(24)
Grupo Italtel (a)	Maintenance, materials and supplies	Other related party	(31)	(16)
Telecom Italia Sparkle S.p.A. (a)	International outbound calls and other	Other related party	(13)	(8)
TIM Participações S.A. (a)	Roaming	Other related party	(14)	(6)
Telecom Italia S.p.A. (a)	Fees for services and roaming	Indirect parent company	(1)	(4)
Latin American Nautilus Argentina S.A. (a)	International outbound calls	Other related party	(2)	(2)
Latin American Nautilus USA Inc. (a)	International outbound calls	Other related party	(2)	(2)
La Caja Aseguradora de Riesgos del Trabajo ART S.A.(a) (b)	Salaries and social security	Other related party	(14)	(10)
Caja de Seguros S.A. (a) (b)	Insurance	Other related party	(6)	(4)
La Estrella Seguros de Retiro S.A. (a) (b)	Insurance	Other related party	(2)	(2)

Total services received			(112)	(78)

Purchases of PP&E
Grupo Italtel (a)		Other related party	46	27

Total purchases of PP&E			46	27

(a)	Such companies relate to Telecom Italia Group.
(b)	Such companies relate to W de Argentina—Inversiones S.L.
(c)	Corresponds to an agreement of lease-mode IP international capacity until December 2016. Telecom Argentina paid approximately $267.6 in February 2013 for this agreement.

The transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders’ equity of the Company, after being approved by the Audit Committee in compliance with Law No. 26,831.

e) Key Managers

Compensation for the Key Managers, including social security contribution, amounted to $26 and $13 for the three-month periods ended March 31, 2014 and 2013, respectively, and was recorded as expenses under the item line “Employee benefits expenses and severance payments”. The total expense remuneration is comprised as follows:

	Three-month periods ended March 31,
	2014	2013
Salaries (*)	10	7
Variable compensation (*)	5	4
Social security contributions	4	2
Termination benefits	7	—

	26	13

(*)	Gross compensation. Social security and income tax retentions are in charge of the employee.

As of March 31, 2014 and December 31, 2013, an amount of $6 and $25 remained unpaid, respectively.

TELECOM ARGENTINA S.A.

As of March 31, 2014 and 2013, the Telecom Group has recorded a $4 and $2 provision for the fees of the Telecom Argentina’s Board of Directors members, respectively. The members and alternate members of the Board of Directors do not hold executive positions in the Company or Company’s subsidiaries.

NOTE 6 – COMMITMENTS AND CONTINGENCIES OF THE TELECOM GROUP

a) Purchase commitments

The Company has entered into various purchase orders amounting in the aggregate to approximately $4,953 as of March 31, 2014 (of which $2,134 corresponds to PP&E commitments), primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements.

b) Contingencies

The Telecom Group is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of business. In order to determine the proper level of provisions, Management of the Company, based on the opinion of its internal and external legal counsel, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of provisions required, if any, is determined after an analysis of each individual case.

The determination of the required provisions may change in the future due to new developments or unknown facts at the time of the evaluation of the claims or changes as a matter of law or legal interpretation. Consequently, as of March 31, 2014, the Telecom Group has recorded provisions in an aggregate amount of $1,344 to cover potential losses under these claims ($85 for regulatory contingencies deducted from assets and $1,259 included under provisions) and certain amounts deposited in the Company’s bank accounts have been restricted as to their use due to some judicial proceedings. As of March 31, 2014, these restricted funds totaled $52 (included under “Other receivables” item line in the consolidated statement of financial position).

Provisions consist of the following:

	Balances as of December 31, 2013	Additions (reversals)		Reclassi- fications	Decreases		Balances as of March 31, 2014
		Capital	Interest (ii)		Classified to liability	Payments
Current
Provision for civil and commercial proceedings	133	—	—	(22)	(47)	(4)	60
Provision for labor claims	44	—	—	13	—	(10)	47
Provision for regulatory, tax and other matters claims	47	—	—	13	—	(6)	54

Total current provisions	224	—	—	4	(47)	(20)	161

Non-current
Provision for civil and commercial proceedings	139	15	9	22	—	—	185
Provision for labor claims	263	(7)	10	(13)	—	—	253
Provision for regulatory, tax and other matters claims	525	29	11	(13)	—	—	552
Asset retirement obligations	106	1	1	—	—	—	108

Total non-current provisions	1,033	(i) 38	31	(4)	—	—	1,098

Total provisions	1,257	38	31	—	(47)	(20)	1,259

(i)	37 included in Provisions and 1 to currency translation adjustments.
(ii)	Included in Finance costs, as Interest on provisions .

	Balances as of December 31, 2012	Additions (reversals)		Reclassi- fications	Decreases		Balances as of March 31, 2013
		Capital (iii)	Interest		Classified to liability	Payments
Current
Provision for civil and commercial proceedings	33	—	—	6	—	(1)	38
Provision for labor claims	32	—	—	2	—	(4)	30
Restructuring (v)	54	—	—	—	(16)	—	38
Provision for regulatory, tax and other matters claims	15	—	—	9	—	(4)	20

Total current provisions	134	—	—	17	(16)	(9)	126

Non-current
Provision for civil and commercial proceedings	145	19	2	(6)	—	—	160
Provision for labor claims	255	6	1	(2)	—	—	260
Provision for regulatory, tax and other matters claims	432	15	6	(9)	—	—	444
Asset retirement obligations	75	—	3	—	—	—	78

Total non-current provisions	907	40	12	(17)	—	—	942

Total provisions	1,041	40	(iv) 12	—	(16)	(9)	1,068

(iii)	Included in Provisions.
(iv)	11 included in Finance costs as Interest on provisions and 1 included in currency translation adjustment.
(v)	The restructuring plan was implemented during 4Q12 and concluded in 2Q13.

TELECOM ARGENTINA S.A.

NOTE 7 – EQUITY

Equity includes:

	March 31,	December 31,
	2014	2013
Equity attributable to Telecom Argentina (Controlling Company)	12,806	11,783
Equity attributable to non-controlling interest (ABC Telecomunicaciones S.A.)	305	268

Total equity (*)	13,111	12,051

(*)	Additional information is given in the consolidated statements of changes in equity.

(a) Capital information

The capital stock of Telecom Argentina amounted to $984,380,978, represented by an equal number of ordinary shares, of $1 argentine peso of nominal value and entitled to one vote per share. The capital stock is fully integrated and registered with the Public Registry of Commerce.

The Company’s shares are authorized by the CNV, the Buenos Aires Stock Exchange (the “BCBA”) and the New York Stock Exchange (the “NYSE”) for public trading. Only Class “B” shares are traded since Nortel owns all of the outstanding Class “A” shares; and Class “C” shares are dedicated to the employee stock ownership program, as described below.

Telecom Argentina’s breakdown of capital stock as of March 31, 2014 is as following:

	Registered, subscribed and authorized for public offering
Shares	Outstanding shares	Treasury shares	Total capital stock
Ordinary shares, $1 argentine peso of nominal value each
Class “A”	502,034,299	—	502,034,299
Class “B”	466,857,868	15,221,373	482,079,241
Class “C”	267,438	—	267,438

Total	969,159,605	15,221,373	984,380,978

Each ADS represents 5 Class B shares and are traded on the NYSE under the ticker symbol TEO.

(b) Acquisition of Treasury Shares

The Company’s Ordinary Shareholders’ Meeting held on April 23, 2013, which was adjourned until May 21, 2013, approved at its second session of deliberations, the creation of a “Voluntary Reserve for Capital Investments” of $1,200, granting powers to the Company’s Board of Directors to decide its total or partial application, and to approve the methodology, terms and conditions of such investments.

In connection with the above mentioned, on May 22, 2013, the Board of Directors approved the following terms and conditions of the Company’s Treasury Shares Acquisition Process in the market in Argentine pesos so as to avoid any possible damages to the Company and its shareholders derived from fluctuations and unbalances between the shares’ price and the Company’s solvency:

•	Maximum amount to be invested: $1,200.

•	Maximum amount of shares subject to the acquisition: the amount of Class “B” ordinary shares of the Company, $1 argentine peso of nominal value and with one vote each, that may be acquired with the maximum amount to be invested, which amount may never exceed a limit of 10% of the capital stock.

•	Price to be paid by share: between a minimum of $1 argentine peso and a maximum of $32.50 argentine pesos by share. The maximum price to be paid by share may be modified by the Company’s Board of Directors.

•	Deadline for the acquisitions: until April 30, 2014.

The Company’s Board of Directors, on its meeting held on August 29, 2013, modified the terms and conditions only regards the “price to be paid by share”, which resulted to be between a minimum of $1 argentine peso and a maximum of $40 argentine pesos per share.

Pursuant to Section 67 of Law No. 26,831, the Company must sell its treasury shares within three years of the date of acquisition. Pursuant to Section 221 of the LSC, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings. No restrictions apply to Retained Earnings as a result of the creation of a specific reserve for such purposes named “Voluntary Reserve for Capital Investments”.

TELECOM ARGENTINA S.A.

As of March 31, 2014 the treasury shares acquisition cost amounted to $461. According to the offer made in November 7, 2013 by the Fintech Group for the acquisition of controlling interest of Telecom Italia Group in Telecom Argentina (see Note 5.a to these consolidated financial statements), Telecom Argentina suspended the acquisition of treasury shares and considered appropriate to request the opinion of the CNV on the scope of the new provisions in the rules of that entity (Title II, Chapter I, Art.13 and concurring) with respect to the continuation of the process acquisition of treasury shares of the Company in the market. As of the date of issuance of these financial statements, the Company is awaiting the response of the CNV. So, the last acquisition made by the Company was on November 5, 2013.

NOTE 8 – RESTRICTIONS ON DISTRIBUTION OF PROFITS

The Company is subject to certain restrictions on the distribution of profits. Under the LSC, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years adjustments and accumulated losses, if any, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock).

NOTE 9 – SELECTED CONSOLIDATED QUARTERLY INFORMATION

Quarter	Revenues	Operating income before D&A	Operating income	Financial results, net	Net income	Net income attributable to Telecom Argentina
Fiscal year 2014:
March 31,	7,466	2,112	1,377	(32)	906	889

	7,466	2,112	1,377	(32)	906	889

Fiscal year 2013:
March 31,	6,064	1,799	1,115	135	813	802
June 30,	6,649	1,825	945	79	662	652
September 30,	7,114	1,930	1,203	163	886	870
December 31,	7,460	2,010	1,255	151	893	878

	27,287	7,564	4,518	528	3,254	3,202

NOTE 10 – RECENT DEVELOPMENTS CORRESPONDING TO THE THREE-MONTH PERIOD ENDED MARCH 31, 2014 OF THE TELECOM GROUP

1. Resolution SC No. 5/13

On July 2, 2013, SC Resolution No. 5/13 was published approving the “Telecommunication service quality regulation”, which establishes, among others, exigent quality parameters required for telecommunication services provided through mobile and fixed public networks, for all the operators in Argentina and the obligation to provide periodic information to the CNC.

CNC Resolution No. 3,797/13 was published on November 13, 2013, supplementing SC Resolution No. 5/13 and approving the Audit Procedures and Technical Verification of Service Quality Regulation of Telecommunications Services Manual.

As of the date of issuance of these financial statements, Telecom Argentina and Personal continue analyzing the operational aspects required by the new regulations as well as its regulatory and economic impact and applicable actions to be taken. However, pursuant to the provisions of CNC Resolution No. 3,797/13 Telecom Argentina and Personal have made their presentations providing the required information and have complied with the presentation of the “Technical Reports” (detailed technical specifications of the measurement process) established in the above mentioned Resolution. Notwithstanding this, the enforcement of this Resolution is subject to compliance with specific items for implementation with prior approval of the CNC.

2. Changes in the pricing method of mobile services and the information requirements on the commercial conditions of mobile services plans

SC Resolution No. 26/13 issued on December 17, 2013 changed the pricing method of calls originating on mobile services and the mechanism for informing the CNC of the commercial conditions of existing plans. The new resolution establishes that calls originated by users of mobile communications will be charged per second and the pricing of each call will comprise a fixed value corresponding to the Initial Communication Block (including up to 30 seconds), plus additional charges per second after the 30th second of communication has elapsed.

TELECOM ARGENTINA S.A.

Personal has filed a request for extension of the time limits required by the resolution. However, Personal has made the necessary implementations to comply with the new provisions.

As of the date of these financial statements, the CNC has initiated audits to Personal in order to verify compliance with the implementation of the new pricing method and the verification of the customer’s claims related to this matter.

3. Universal Service

Telecom Argentina

On March 19, 2014 the CNC notified Telecom Argentina of an accusation in connection with an alleged breach of Resolution No. 2,516/13 (and its amendment Resolution No. 3,998/13) stating that Telecom Argentina had omitted to submit the SU calculations corresponding to the period January 2001—June 2007 and ordering Telecom Argentina to submit such calculations and, if applicable, to make the corresponding payments.

Telecom Argentina’s Management believes that no payments should be made based on the arguments timely included in the administrative complaints filed against Resolutions No. 2,516/13 and No. 3,998/13. As of the date of issuance of these consolidated financial statements, Telecom Argentina is preparing its defense against such accusation.

Personal

Personal has filed, pursuant to the SC’s request, a new adaptation of the Project filed in connection with Resolution No. 9/11. This new filing consists only of additional detailed information about the Project’s scope.

4. Increase in the Regulator’s Penalty Activities

Telecom Argentina is subject to various penalty procedures, in most cases promoted by the Regulatory Authority, for delays in the reparation and installation of service to fix-line customers. Although generally a penalty considered on an individual basis does not have a material effect on Telecom Argentina’s equity, there is a significant disproportion between the amounts of the penalty imposed by the Regulatory Authority and the revenue that the affected customer generates to Telecom Argentina.

Since fiscal year 2013, the CNC significantly increased its penalty activities, increasing the amount of accusations and penalties, as well as the individual amount of each of the latter. In several cases the penalties imposed during 2013 had twice the economic value of the penalties imposed to Telecom Argentina in previous periods for the same alleged offences.

As a result of the above, and notwithstanding the defense arguments submitted by Telecom Argentina at the administrative level, sanctions and penalties received in 1Q14 vs. 1Q13 (measured in terms of alleged violations) increased 43% and 486%, respectively. Likewise, losses recorded during the three-month period ended on March 31, 2014 for contingencies of regulatory nature in Telecom Argentina have significantly increased, reaching an amount of $25 (vs. $7 in 1Q13 or +257%), which is included in item “Provisions” in the Income Statement. In determining the provisions for regulatory sanctions, the Telecom Argentina’s Management, with the assistance of its legal counsel, has determined the likelihood of such sanctions being imposed and the amount thereof based on historical information and contemplating various probable scenarios of prescription of sanctions and penalties received.

5. Profit Sharing Bonds

Different legal actions were brought, mainly by former employees of Telecom Argentina, against the Argentine government and Telecom Argentina, requesting that Decree No. 395/92 – which expressly exempted Telefónica de Argentina S.A. and Telecom Argentina from issuing the profit sharing bonds provided in Law No. 23,696 – be struck down as unconstitutional and, therefore, claiming compensation for the damages they had suffered because such bonds had not been issued.

Supreme Court Verdict “Dominguez c/ Telefónica de Argentina S.A.”

In December 2013, the Argentine Supreme Court ruled on a similar case to the above referred legal actions, “Domínguez c/ Telefónica de Argentina S.A”, overturning a lower court ruling that had barred the claim as having exceeded the applicable statute of limitations since ten years had passed since the issuance of Decree No. 395/92.

The Argentine Supreme Court ruling states that the Civil and Commercial Proceedings Court must hear the case again to consider statute of limitations arguments raised by the appellants that, in the opinion of the Argentine Supreme Court, were not considered by the lower court and are relevant to the resolution of the case.

TELECOM ARGENTINA S.A.

After the Argentine Supreme Court’s verdict in the case “Domínguez c/ Telefónica de Argentina S.A.” and until the date of issuance of these financial statements, only two chambers of the Civil and Commercial Federal Proceedings Court have issued opinions interpreting the doctrine developed by the Argentine Supreme Court in its verdict. On March 7, 2014, Chamber I, in the case “Cufre, Pedro c/ Telecom”, following the doctrine that derives from the Argentine Supreme Court’s verdict, acknowledged that the statute of limitations must be applied periodically –as of the time of each balance sheet-. However, it has limited the statute of limitations period to five years, applying statute of limitations rules specifically applicable to periodic obligations.

On April 15, 2014, Chamber III in the case “Luna, Tadeo c/ Telecom” ruled, by a majority of votes, that the statute of limitations must not be applied periodically, but that instead, was exceeded ten years after the issuance of Decree No. 395/92, therefore upholding the interpretation Chamber III had prior to the Argentine Supreme Court’s verdict.

As of the date of issuance of these consolidated financial statements, the chambers of the Civil and Commercial Proceeding Court do not seem to hold a uniform interpretation of the Argentine Supreme Court’s verdict in the case “Dominguez c/ Telefónica”, therefore not allowing to accurately assess the effect that the Argentine Supreme Court’s verdict would eventually have over the financial condition and results of operations of Telecom Argentina.

Ruling of the Civil and Commercial Federal Proceedings Court in Plenary Session “Parota c/ Estado Nacional y Telefónica de Argentina S.A.”

On February 27, 2014, the Civil and Commercial Federal Proceedings Court issued a verdict in plenary session in the case “Parota, Cesar c/ Estado Nacional”, as a result of a complaint filed against Telefónica de Argentina S.A. In its verdict the court ruled: “that the determination of the credit corresponding to the former employees of Telefónica de Argentina S.A. as a result of the profit sharing bonuses shall be calculated based on the net taxable income of Telefónica de Argentina S.A. on which the income tax liability is to be assessed”.

The Court explained that in order to make such determination: “it is necessary to clarify that “taxable income” (pre-tax income) means the amount of income subject to the income tax that the company must pay, which generally means gross income, including all revenue obtained during the fiscal year (including contingent or extraordinary revenue), minus all ordinary and extraordinary expenses accrued during such fiscal year”.

As of the date of issuance of these consolidated financial statements, the effect of the above referred ruling on the cases in which Telecom Argentina is a party cannot be determined, since it will depend on the interpretation to be made by each chamber of the Court as to which accounting items must be considered in those cases in which Telecom Argentina is a party.

6. Sales representative claims

During 1Q14, two former sales representatives of Personal have brought legal actions for alleged untimely termination of their contracts and have submitted claims for payment of different items such as commission differences, value of customers lists and lost profit. Personal believes, based on the assistance of its legal counsel, that certain items included in the claims would not be sustained while other items, if sustained, would result in significantly lower amounts. As of the date of this consolidated financial statements, Personal’s Management, based on the assistance of legal counsel, has recorded provisions that it estimates are sufficient to cover the risks associated with these claims, and wouldn’t have a negative impact on Personal results and financial statements.

7. Financial transactions to mitigate foreign exchange risk

Considering the fluctuations of the exchange rate between the US Dollar and the Argentine Peso during 1Q14 (+23%), and due to the existence of commercial commitments denominated in US Dollars as of March 31, 2014 Personal entered into several NDF agreements during 1Q14 to purchase a total amount of US$ 92 million (US$ 86 million maturing in April, May and June 2014). The purpose of these NDF is to eliminate the risks associated to the fluctuation of the future exchange rate and to align the payment currency of Personal’s commercial commitments (item covered) to its functional currency.

TELECOM ARGENTINA S.A.

Personal Management has classified those agreements as effective cash flow hedges and has assessed the documentation requirements, the qualitative and quantitative effectiveness assessment and the possibility to designate partial hedges, as permitted by IFRS 9. As the effect of the fluctuation of the exchange rate over the hedged items is recognized in the Income Statement, changes in the fair value of NDF (net gain of approximately $23) have also been recognized in the Income Statements, within Finance income and expenses—NDF. Personal recognizes the hedging instruments results, distinguishing between gains and losses of such agreements that generate assets and liabilities, as appropriate, without offsetting balances with different counterparties.

Also, in order to mitigate the currency risk Personal acquired in 1Q14 Government bonds denominated in U.S. dollars (Bonar 2017), at a cost of $537, with an annual interest rate of 7%, also in U.S. dollars. Foreign exchange differences generated by the purchase of these government bonds were recognized in “Foreign currency exchange losses”.

8. Sale of the equity interest in Springville

On February 10, 2014 Personal’s Board of Directors decided to approve the sale of such equity interest (representative of 100% of Springville capital stock) for a total amount of US$ 27,223.

According to the terms and conditions of the offer accepted by Personal, on February 19, 2014 the transfer of the shares was concluded and Personal collected the mentioned amount, equivalent to $0.2, generating a gain of $0.4 for the reversal of the amount included in “Currency translation adjustments”.

Accounting treatment

In accordance with IFRS 5, investment in Springville was classified as “Asset available for sale”. This asset was valued at the lower amount between the booked value and the fair value less costs of sale as of December 31, 2013. The results were presented as results in discontinuation as of March 31, 2013. Assets, liabilities, operating expenses and cash flows considered by Personal accounts related to Springville, are not material, and in any case reach the minimum magnitude to be segregated in the statement of financial position, income statement, statement of comprehensive income or statement of cash flow of Personal. Below are detailed information on the assets, liabilities, net results and cash flows in discontinuation—net of eliminations- related to Springville that were consolidated as of December 31, 2013 and March 31, 2013:

Assets and liabilities—discontinued operations

The Statement of Financial Position as of December 31, 2013 includes the following Springville’s assets and liabilities consolidated to such date:

As of December 31, 2013
(in thousands of pesos )
ASSETS
Current Assets
Cash and cash equivalents	3
Other receivables, net	433

Total current assets	436

Impairment of assets available for sale	(250)

TOTAL ASSETS – DISCONTINUED OPERATIONS	186

LIABILITIES
Current Liabilities
Trade payables	143
Other liabilities	57

Total current liabilities	200

TOTAL LIABILITIES – DISCONTINUED OPERATIONS	200

Net results—discontinued operations

The Income Statement and the Statement of Comprehensive Income for the three-month period ended March 31, 2013 include the following Springville results consolidated to such date:

Income statements

Three-month period ended March 31, 2013
(in thousands of pesos)
Fees for services	(37)
Rental and maintenance expenses	(67)
Taxes	(2)
Energy, water and others	(5)

Operating losses	(111)
Finance expenses – Exchange differences	(7)

Losses before income tax expense	(118)
Income tax expense	(2)

Net losses – discontinued operations	(120)

Currency translation adjustments (non-taxable)	80

Total comprehensive income – discontinued operations	(40)

TELECOM ARGENTINA S.A.

Cash Flows—discontinued operations

The Statement of Cash Flows for the three-month period ended March 31, 2013 includes the following Springville’s cash flows consolidated to such date:

Three-month period ended March 31, 2013
(in thousands of pesos )
CASH FLOWS FROM OPERATING ACTIVITIES
Total cash flows used by operating activities	(30)

NET FOREIGN EXCHANGE DIFFERENCES AND CURRENCY TRANSLATION ON CASH AND CASH EQUIVALENTS	5

DECREASE IN CASH AND CASH EQUIVALENTS	(25)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	77

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	52

9. Resolutions of the Annual Shareholders’ Meeting of Núcleo

Núcleo’s shareholders, at their meeting held on March 28, 2014, approved the distribution of cash dividends for an amount equivalent to $160. The shareholders also decided to delegate in Nucleo’s Board of Directors of the authority to determine the amount and time for the payments of these cash dividends.

On May 5, 2014 Nucleo’s Board of Directors determined the following schedule of payments for the cash dividends:

Month of dividends payment	Dividends corresponding to Personal	Dividends corresponding to non-controlling shareholders –ABC Telecomunicaciones	Total
May 2014 (*)	54	26	80
October 2014	54	26	80

Total (**)	108	(***) 52	160

(*)	This installment will be paid on May 12, 2014.
(**)	Correspond to 90,000 millions of Guaraníes approved by the Ordinary Shareholders’ Meeting of Núcleo, translated to argentine pesos at the exchange rate of the date of its approval.
(***)	Recognized as debt as of March 31, 2014 in the consolidated Statement of Financial Position.

NOTE 11—EVENTS SUBSEQUENT TO MARCH 31, 2014

1. Resolutions of the Ordinary and Extraordinary Annual Shareholders’ Meeting and Board of Directors of Personal

Personal’s shareholders, at their meeting held on April 23, 2014, approved, among other items, the Annual Report and financial statements as of December 31, 2013 and the allocation of $2,664 to the reserve for future cash dividends (equivalent to total of Retained Earnings at December 31, 2013). The shareholders also approved the delegation of authority in Personal’s Board of Directors to determine the amount, time, terms and conditions to allocate the reserve for future cash dividends.

Personal´s Board of Directors, at their meeting held on April 23, 2014, approved a cash dividend distribution in the amount of $1,100 (equivalent to $3.54 peso per share), which will be paid in two installments, the first one of $600 on May 8, 2014, and the second one of $500 on June 10, 2014.

2. Resolutions of the Ordinary and Extraordinary Annual Shareholders’ Meeting of the Company

The Company’s shareholders, at their meeting held on April 29, 2014, resolved, among other items: (a) the approval of Telecom Argentina’s Annual Report and financial statements as of December 31, 2013 and (b) to adjourn the session until May 21, 2014 to consider the allocation of Telecom Argentina’s Retained Earnings as of December 31, 2013. Telecom Argentina’s Board of Directors had proposed to allocate $9 to the constitution of Legal Reserve, $1,202 to cash dividends (in two equal installments, maturing in May 2014 and in September 2014) and $1,991 to “Voluntary Reserve for Capital Investments”.

3. Organization of a New Company for the Provision of Mobile Financial Services

Núcleo’s Board of Directors, at its meeting held on May 5, 2014, approved the organization of a new company for the provision of Mobile Financial Services in Paraguay. This company will be supervised by the Central Bank of the Republic of Paraguay. The capital stock of this new company will be 3,000 million of Guaraníes (equivalent to $5), distributed as follows: Núcleo 97%, Telecom Personal 2% and ABC Telecomunicaciones 1%.

TELECOM ARGENTINA S.A.

4. Repayment of capital stock of Micro Sistemas

The Boards of Directors of Telecom Argentina and Nortel, at their meetings held on April 29, 2014, approved a capital repayment of Micro Sistemas amounting $0.5. Micro Sistemas will be able to absorb the negative Retained Earnings as of December 31, 2013 and to affront all account payables recorded as of March 31, 2014. This repayment was effective on May 5, 2014.

Adrián Calaza	Enrique Garrido
Chief Financial Officer	Chairman of the Board of Directors

“Free translation from the original in Spanish for publication in Argentina”

LIMITED REVIEW REPORT ON CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of

Telecom Argentina S.A.

Legal address: Alicia Moreau de Justo 50

Autonomous City of Buenos Aires

Tax Code No.: 30-63945373-8

Introduction

We have reviewed the accompanying condensed interim consolidated financial statements of Telecom Argentina S.A. and its subsidiaries (“Telecom” or the “Company”), which comprise the consolidated statement of financial position as of March 31, 2014, the consolidated statements of income and of comprehensive income, the statement of changes in shareholders’ equity and the cash flow statement for the period of three months ended March 31, 2014 and selected explanatory notes.

The balances and other information for the fiscal year 2013 and interim periods within that year are an integral part of the above-mentioned financial statements and therefore they should be considered in relation with those financial statements.

Management Responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of the financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and incorporated by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the condensed interim consolidated financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 “Interim Financial Information” (IAS 34). Our responsibility is to express a conclusion based on the review we have performed with the scope detailed in section “Scope of our review”.

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company personnel responsible for preparing the information included in the condensed interim consolidated financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with international auditing standards; consequently, a review does not enable us to obtain assurance that we will get to know all significant matters that could be identified in an audit. Therefore, we do not express an opinion on the consolidated financial position, the consolidated comprehensive income and the consolidated cash flow of the Company.

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the condensed interim consolidated financial statements mentioned in the first paragraph of this report are not prepared, in all material respects, in accordance with International Accounting Standard 34.

Report on compliance with current regulations

In compliance with provisions currently in force, we inform, as regards Telecom, that:

a)	The condensed interim consolidated financial statements of Telecom are transcribed into the “Inventory and Balance Sheet” book and are in compliance, as regards matters within our field of competence, with the provisions of the Commercial Companies Law and pertinent resolutions of the National Securities Commission;

b)	The separate condensed interim financial statements are derived from accounting records kept in their formal respects in conformity with legal provisions;

c)	We have read the Operating and financial review and prospects, on which, as regards those matters that are within our competence, we have no observations to make;

d)	As of March 31, 2014, the debt of Telecom accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to $ 74,424,211.12 and was not claimable at that date.

Autonomous City of Buenos Aires, May 7, 2014

PRICE WATERHOUSE & CO. S.R.L.

Dr. Carlos A. Pace (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17
Dr. Carlos A. Pace Public Accountant (UBA) C.P.C.E.C.A.B.A. T° 150 F° 106

CORPORATE INFORMATION

•	INDEPENDENT AUDITORS Price Waterhouse & Co S.R.L. (member of PricewaterhouseCoopers)

•	STOCK MARKET INFORMATION (Source: Bloomberg)

BCBA

	Market quotation ($/share)		Volume of shares
Quarter	High	Low	traded (in millions)
1Q13	25.95	16.40	18.1
2Q13	31.00	22.50	12.2
3Q13	37.00	22.80	14.9
4Q13	39.50	28.50	10.3
1Q14	38.40	28.00	4.7

NYSE*

	Market quotation (US$/ADR*)		Volume of ADRs
Quarter	High	Low	traded (in millions)
1Q13	15.92	12.13	27.0
2Q13	16.73	13.40	13.6
3Q13	20.11	13.93	15.1
4Q13	21.19	17.10	11.9
1Q14	19.07	14.78	12.2

*	Calculated at 1 ADR = 5 shares

•	INVESTOR RELATIONS for information about Telecom Argentina S.A., please contact:

In Argentina

Telecom Argentina S.A.

Investor Relations Division

Alicia Moreau de Justo 50, 10th Floor

(1107) Autonomous City of Buenos Aires

Argentina

Tel.: 54-11-4968-3628

Outside Argentina

JP Morgan Chase

Latam ADR Sales & Relationship Mgmt.

1 Chase Manhattan Plaza Floor 21

New York 10005

USA

Tel.: 1-212-552-3729

•	INTERNET http://www.telecom.com.ar/inversores/index.html

•	DEPOSIT AND TRANSFER AGENT FOR ADRs

J.P. Morgan Depositary Receipts

1 Chase Manhattan Plaza, Floor 58

New York, NY 10005

(866) JPM-ADRS

adr@jpmorgan.com – www.adr.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: June 3, 2014	By:	/s/ Enrique Garrido
Name: Enrique Garrido
Title: Chairman